EXHIBIT 99.1

ANNUAL INFORMATION FORM

ANNUAL INFORMATION FORM

for the financial year ended August 31, 2012 (unless otherwise noted)

Dated:  November 20, 2012

TABLE OF CONTENTS
Page

PRELIMINARY NOTES	1
Documents Incorporated by Reference	1
Date of Information	1
Forward Looking Statements	1
Mineral Resources and Reserves	2
Currency and Exchange Rates	3
Metric Equivalents	4
CORPORATE STRUCTURE	4
Name, Address and Incorporation	4
Intercorporate Relationships	5
GENERAL DEVELOPMENT OF THE BUSINESS	5
General	5
Three-year History	5
DESCRIPTION OF THE BUSINESS OF THE COMPANY	11
General	11
Forcasted Consumption Growth	12
Green Technology and Key High-Tech Applications	12
Rare Earth Common Commercial Uses and Pricing	13
Average monthly pricing of select rare earth oxides: 2010-Jan 2011 (US$/kg)	15
Employees	15
Environmental Protection	15
Foreign Operations	15
Swedish Mining Laws and Regulations	15
Bankruptcy and Similar Procedures	18
Social or Environmental Policies	18
Mineral Projects	18
Risk Factors	31
Risks Related to the Business of the Company	31
Risks Related to the Common Shares	34
DIVIDENDS	35
DESCRIPTION OF CAPITAL STRUCTURE	35
Options to Purchase Common Shares	35
Share Purchase Warrants	36
Other Securities	36
MARKET FOR SECURITIES	36
Trading Price and Volume	36
Prior Sales	37
ESCROWED SECURITIES	37
DIRECTORS AND EXECUTIVE OFFICERS	37
Name, Occupation, Residence and Security Holdings	37
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	38
Conflicts of Interest	39
AUDIT COMMITTEE	40
The Audit Committee’s Charter	40
Composition of the Audit Committee	40
Relevant Education and Experience	40
Audit Committee Oversight	40
Reliance on Certain Exemptions	40
Pre-Approval Policies and Procedures	41
External Auditor Service Fees (By Category)	41

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Page

LEGAL PROCEEDINGS	41
Regulatory Actions	41
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	41
TRANSFER AGENT AND REGISTRAR	42
MATERIAL CONTRACTS	42
INTERESTS OF EXPERTS	42
Names of Experts	42
Interests of Experts	43
ADDITIONAL INFORMATION	43

SCHEDULE “A” – AUDIT COMMITTEE CHARTER

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PRELIMINARY NOTES

All financial information in this Annual Information Form (“AIF”) of Tasman Metals Ltd. (the “Company” or “Tasman”) is prepared in accordance with international financial reporting standards.

In this AIF, unless the context otherwise requires, the terms the “Company” or “Tasman” refer to Tasman Metals Ltd. together with its subsidiary.

All technical information in this AIF not derived from the Norra Kärr PEA Report (as defined herein) has been reviewed and approved by Mark Saxon, President and Chief Executive Officer of the Company, a Fellow of the Australasian Institute of Mining and Metallurgy and Australian Institute of Geoscientists and a Qualified Person, as defined in National Instrument 43-101 – Standards for Disclosure of Mineral Projects (“NI 43-101”).

Documents Incorporated by Reference

Incorporated by reference into this AIF are the following documents:

(a)
The preliminary economic assessment report titled "Preliminary Economic Assessment NI 43-101 Technical Report for the Norra Kärr (REE - Y - Zr) Deposit, Gränna, Sweden" dated May 11, 2012 (the " Norra Kärr PEA Report") prepared by Messrs. Paul A Gates, Craig F Horlacher and Geoffrey C. Reed of PAH.

Copies of the above documents may be obtained online at the Company’s profile on (“SEDAR”), the System for Electronic Document Analysis and Retrieval at www.sedar.com and on the Company’s website www.tasmanmetals.com.

Date of Information

All information in this AIF is as of August 31, 2012 unless otherwise indicated.

Forward Looking Statements

This AIF contains forward-looking statements and forward-looking information (collectively, “forward looking statements”) within the meaning of Canadian and United States securities laws relating to the Company that are based on the beliefs and estimates of management as well as assumptions made by and information currently available to the Company.  Such forward-looking statements include, but are not limited to statements concerning:

•	the Company’s plan for its mineral properties;

•	the future price of rare earth elements; (“REE”)

•	the estimation of mineral reserves and mineral resources;

•	estimates of the time and amount of future REE production for specific operations;

•	estimated future exploration expenditures and other expenses for specific operations;

•	permitting timelines;

•	requirements for additional capital;

•	litigation risks;

•	currency fluctuations; and

•	environmental risks and reclamation costs.

When used in this AIF, any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance (often but not always using words or phrases such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “strategy”, “goals”, “objectives”, “project”,

“potential” or variations thereof or stating that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur, or be achieved, or the negative of any of these terms and similar expressions), as they relate to the Company or management, are intended to identify forward-looking statements.

Such forward-looking statements reflect the Company’s current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions.  Many factors could cause actual results, performance, or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others:

•	risks relating to the Company’s ability to finance the exploration and development of its mineral properties;

•	risks relating to the Company’s exploration and development of its mineral properties and business activities;

•	risks and uncertainties relating to the interpretation of exploration results, geology, grade and continuity of the Company’s mineral deposits;

•	risks related to title to the Company’s mineral properties;

•	risks related to mining operations in Sweden, Finland and Norway;

•	commodity price fluctuations;

•	currency fluctuations;

•	risks related to governmental regulations, including environmental regulations and possible changes thereto;

•	risks related to possible reclamation activities on the Company’s properties;

•
the Company’s ability to attract and retain qualified management and the Company’s dependence upon such management in the development of its mineral properties and potential conflicts of interest involving such management;

•	increased competition in the exploration industry; and

•	the Company’s lack of cash flow, history of losses and expectation of future losses.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein.  This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including without limitation, those referred to in this document under the heading “Risk Factors” and elsewhere.  The forward-looking statements in this AIF are based on the reasonable beliefs, expectations and opinions of management on the date the forward-looking statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change.

For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Readers are encouraged to consult the Company’s public filings at www.sedar.com and the Company’s regulatory disclosure on its website www.tasmanmetals.com for further, more detailed information concerning these matters.

Mineral Resources and Reserves

In this AIF and the documents incorporated by reference herein, the definition of “mineral resources” is that used by the Canadian securities administrators and conforms to the definition utilized by CIM in the “CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines” adopted on August 20, 2000 and amended December 11, 2005.

The standards employed in estimating the mineral resources referenced in this AIF differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”) and the resource information reported may not be comparable to similar information reported by United States companies.  The term “resources” does not equate to “reserves” and normally may not be included in documents filed with the SEC.  “Resources” are sometimes referred to as “mineralization” or “mineral deposits.”  While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of an economic analysis, except a preliminary economic assessment provided certain additional disclosure requirements are met.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

The terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities and Exchange Commission Industry Guide 7 (“SEC Industry Guide 7”) under the Securities Act of 1933. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

As such, information contained in this AIF and the documents incorporated by reference herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by United States companies in SEC filings.

Currency and Exchange Rates

Unless otherwise indicated herein, references to “$” or “dollars” in this AIF are to Canadian dollars, references to “US$” or “U.S. dollars” are to United States dollars, references to AU$ are to Australian dollars, and references to “SEK” are to Swedish Krona.

The following tables set forth:

•	the rates of exchange on years ended August 31, in effect at the end of each of the periods indicated;

•	the average exchange rates in effect on the last business day of each month during such periods; and

•	the high and low exchange rate during such periods;

in each case in the table below based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into United States dollars:

	2012	2011	2010	2009	2008
Rate at end of period	1.0139	1.0221	0.9399	0.9118	0.9411
Average rate during period	0.9909	1.0109	0.9572	0.8448	0.9937
High for period	1.0254	1.0583	1.0039	0.9623	1.0905
Low for period	0.9430	0.9506	0.9038	0.7692	0.9365

in each case in the table below based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into Australian dollars:

	2012	2011	2010	2009	2008
Rate at end of period	0.9813	0.9551	1.0549	1.0807	1.0991
Average rate during period	0.9642	0.9926	1.0708	1.1695	1.0928
High for period	1.0027	1.0511	1.1583	1.3291	1.1696
Low for period	0.9299	0.9518	1.0180	1.0680	1.0181

and in each case in the table below based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into Swedish Krona:

	2012	2011	2010	2009	2008
Rate at end of period	6.7114	6.4641	6.9300	6.4857	6.0680
Average rate during period	6.7373	6.5993	6.9349	6.6336	6.1961
High for period	7.1124	7.0423	7.6805	7.2150	6.8729
Low for period	6.3939	6.2854	6.3492	6.0241	5.7637

Metric Equivalents

For ease of reference, the following factors for converting imperial measurements into metric equivalents are provided:

To convert from imperial	To metric	Multiply by

Acres	Hectares	0.404686
Feet	Metres	0.30480
Miles	Kilometres	1.609344
Tons	Tonnes	0.907185
Ounces (troy)/ton	Grams/Tonne	34.2857

CORPORATE STRUCTURE

Name, Address and Incorporation

Pursuant to an amalgamation agreement dated June 30, 2009 (the “Amalgamation Agreement”) on October 22, 2009, Tasman Metals Ltd. (“PrivateCo”), a private company, amalgamated with Ausex Capital Corp. (“Ausex”) and Lumex Capital Corp. (“Lumex”), both TSX Venture Exchange (“TSXV”) listed companies, in accordance with the provisions of the Business Corporations Act (British Columbia) (the “BCBCA”), to form the Company under the name “Tasman Metals Ltd.” (the “Amalgamation”).

Ausex was incorporated pursuant to the provisions of the BCBCA on August 31, 2007, Lumex was incorporated pursuant to the provisions of the BCBCA on January 9, 2007 and PrivateCo was incorporated pursuant to the provisions of the BCBCA on August 27, 2007.

The head office and registered and records office of Tasman is Suite 1305, 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7.

Intercorporate Relationships

TasMet AB, incorporated pursuant to the laws of Sweden, is the Company’s only subsidiary.  The Company owns 100% of TasMet AB.  TasMet AB has an administrative office in Bollnas, Sweden.

See “General Development of the Business – General” and “Description of the Business of the Company – Three Year History.”

GENERAL DEVELOPMENT OF THE BUSINESS

General

The Company is a junior resource company engaged in the acquisition and exploration of unproven REE properties in Scandinavia.

Lumex completed its initial public offering on June 7, 2007.  Ausex completed its initial public offering on January 25, 2008.  Prior to the completion of the Amalgamation, Ausex was a Capital Pool Company as such term is defined in TSXV Policy 2.4 – Capital Pool Companies (“CPC”) with no tangible assets, Lumex was a CPC with no tangible assets and PrivateCo was a private company, at arm’s length to Ausex and Lumex, with its material assets in Sweden.  The Amalgamation of PrivateCo, Ausex and Lumex served as the “qualifying transaction” for both Ausex and Lumex under the policies of the TSXV (the “Qualifying Transaction”).

The Company’s principal asset is the 100% owned Norra Kärr REE-Zirconium (“Zr”) project in Sweden (the “Norra Kärr project”).  The Norra Kärr project is located in southern Sweden, 300 kilometres (“KM”) southwest of the capital Stockholm and lies in mixed farming and forestry land.  See “Description of the Business of the Company – Mineral Projects, Norra Kärr Project, Sweden”.

Tasman’s common shares are listed on the TSXV and trade under the symbol of “TSM”.  Tasman is a Tier 1 issuer on the TSXV.  On December 2, 2011, the Company’s common shares were listed for trading on the NYSE MKT under the symbol “TAS”.

See “Description of the Business”.

Three-year History

Year ended August 31, 2010

On September 10, 2009, Ausex and Lumex announced that PrivateCo had applied for three exploration claims totalling 4,446 hectares in Sweden, three claim reservations totalling 2,633 hectares in Finland and one claim of 30 hectares in Norway.  One such project for which an application was made at that time was the Norra Kärr project.

On October 29, 2009, Tasman obtained conditional acceptance for the Qualifying Transaction, being the Amalgamation in accordance with TSXV requirements and received final acceptance to begin trading on the TSXV with Tier 2 status on November 3, 2009.

On the same date, Tasman announced that, in conjunction with its Qualifying Transaction, it completed two non-brokered financings, the first being a non-brokered private placement of 6,000,000 common shares at $0.10 per common share and the second being a non-brokered private placement of 7,000,000 units at a price of $0.25 per unit, with each unit consisting of one common share and one share purchase warrant (a “2009 Warrant”).  Each 2009 Warrant was exercisable for two years to purchase a further common share of Tasman at an exercise price of $0.40 per common share during the first year and $0.50 per common share during the second year.  These financings combined raised proceeds to the Company of $2,350,000 less transaction costs, including cash finders’ fees.  In connection with the private placements, the Company also issued 452,000 common share purchase warrants exercisable for two years at $0.10 as a finder’s fee and 566,000 compensation options, each compensation option exercisable at $0.25 for a period of two years to acquire a further common share and share purchase warrant having the same terms as the 2009 Warrants.  The proceeds of the private placements were used for exploration expenditures on the Company’s mineral projects and general working capital.

On November 16, 2009, Tasman announced that it was preparing to drill at the Nora Kärr project.  It was also disclosed that an independent qualified geologist had been engaged to visit and complete a NI 43-101 compliant technical report on the Norra Kärr project.

On December 3, 2009, Tasman announced that the NI 43-101 compliant technical report on the Norra Karr project entitled “Report on the Geology, Mineralization and Exploration Potential of the Norra Karr Zirconium - REE Deposit, Granna, Sweden” dated November 13, 2009 (the “2009 Norra Karr Report”) had been received.  Based on the results of the 2009 Norra Kärr Report, Tasman disclosed that it would focus its exploration efforts on the Norra Kärr project.  On December 10, 2009, Tasman announced that it had received approval from Swedish land management authorities to drill at the Norra Kärr project.  On December 16, 2009, Tasman announced that, further to its previous announcement, drilling at the Norra Kärr project was underway as of December 16, 2009.

On March 8, 2010, Tasman announced that it had arranged a non-brokered private placement for up to 5,000,000 units, at a price of $0.60 per unit, to raise gross proceeds of up to $3,000,000.  Each unit consisted of one common share and one-half of one share purchase warrant (a “March 2010 Warrant”).  Each whole March 2010 Warrant was exercisable to purchase an additional common share for a period of two years at a price of $0.80 per common share during the first year and $1.00 per common share during the second year.  The private placement closed on March 29, 2010.  In connection with the private placement, the Company paid a cash fee of $126,105 and issued 210,175 warrants having the same terms as the March 2010 Warrants as a finder’s fee.  The proceeds of the private placement were used for exploration on the Company’s REE properties and for general working purposes.

On March 31, 2010, Tasman announced that it was expanding its drilling program at the Norra Kärr project.  Following the success of the first five drill holes, the original 15-hole drilling program was expanded to a 26-hole drilling program.

Effective April 6, 2010, Tasman common shares were listed on the Frankfurt Stock Exchange under the trading symbol “T61”.

On March 23, 2010, Tasman signed a binding option and joint venture agreement to acquire a 90% interest in the Bastnäs REE project in south central Sweden.  The project vendor (the “Vendor”) was an arm’s-length Swedish geological consulting group who would provide future technical assistance to Tasman.    The Company terminated the Bastnäs option agreement in April 2011.

On April 26, 2010, Tasman announced that it had staked the Otanmäki REE project in central Finland and acquired a 100% interest in three adjoining claim reservations, Otanmäki 1, 2, and 3, which total 2,626 hectares and lie in a historic mining district 450 km north of Helsinki (the “Otanmäki project”).

On May 16, 2010, Tasman negotiated a joint venture with Scandinavian Resources Ltd. (“Scandinavian Resources”) (ASX:SCR) whereby Scandinavian Resources was granted the right to acquire up to a 90% interest in four iron claims held by Tasman in the Kiruna district of Sweden (the “Joint Venture”).  The Joint Venture covers the Sautusvaara nr 1, Vieto nr 1, Harrejaure nr 1, Laukujarvi nr 3 exploration claims (the “Claims”) that total 7,078 hectares, which lie within the Kiruna iron district.  The terms of the Joint Venture were as follows:

•	Scandinavian Resources issued to Tasman 588,236 fully paid ordinary shares and paid to Tasman the sum of AU$33,333;

•
Within ten business days of the renewal of claim Sautusvaara nr 1, Scandinavian Resources agreed to issue to Tasman fully-paid ordinary shares having a value of AU$50,000, which resulted in the issuance of 294,118 Scandinavian Resources shares, pay to Tasman the sum of AU$16,667 and reimburse Tasman for the Mining Inspectorate renewal fees for Sautusvaara nr 1.

•
Scandinavian Resources is required to spend a minimum of AU$175,000, within 12 months prior to being entitled to withdraw.  Should Scandinavian Resources withdraw after meeting the minimum expenditure, it will have no further interest in the Claims;

•	Tasman granted to Scandinavian Resources the exclusive right to earn a 51% interest in the Claims by spending AU$750,000 on exploration prior to June 30, 2013;

•	Scandinavian Resources may earn a further 24% interest in the Claims by spending a further $500,000 on exploration prior to June 30, 2014;

•	Scandinavian Resources may earn a further 15% interest in the Claims by sole funding a feasibility study on at least one Claim prior to June 30, 2018, including a minimum spend of $100,000 per annum.

During fiscal 2012, Hannans Reward Limited ("Hannans") acquired Scandinavian Resources and Tasman's holdings in Scandinavian Resources shares were exchanged on a 3 Hannans shares for 1 Scandinavian Resources share basis. As at the date of this AIF, Tasman holds 2,647,062 Hannans shares.

On July 5, 2010, Tasman negotiated a sale and royalty agreement (the “Beowulf Agreement”) with Beowulf Mining plc (AIM:BEM) (“Beowulf”) covering three iron claims held by Tasman in Sweden.  The Beowulf Agreement ensured exploration continued on these projects, realized immediate value for Tasman through share payments and provided for a royalty should future production take place.  The Beowulf Agreement transferred 100% ownership of the Nakerivaara nr 1, Parkijaure nr 1 and Parkijaure nr 2 claims, that total 1,203 hectares, to Beowulf.  In consideration for the sale, Tasman received 691,921 ordinary shares in Beowulf (equivalent to approximately $40,000 at the time of transaction).  Tasman agreed not to trade such shares for a period of 12 months following their date of issue.  In addition, Tasman retained a 1.5% net smelter returns royalty on any future production in the three permit areas.  Under the Beowulf Agreement, Beowulf will be responsible for all expenditures on the three claims, including any required statutory payments.

During fiscal 2011, Tasman sold the Beowulf shares for a gain of $565,978.

On August 5, 2010, Tasman announced assay results from the final six holes drilled as part of the Phase 2 program completed at the Norra Kärr project.  Once again, all six holes intersected REE-Zr mineralization, with a maximum mineralized width of 138 metres (“m”).  Tasman successfully intersected mineralization in all drill holes completed during this first drill program at the Norra Kärr project.

On August 31, 2010, Tasman announced the signing of a contract with Pinock Allen & Holt (“PAH”)/Minarco-Mineconsult (“MM”) (both subsidiaries of Runge Ltd.) to complete an independent mineral resource estimation of the Nora Kärr project, the first calculated on the project.  On November 30, 2010, Tasman announced that the NI 43-101 compliant independent resource estimate for the Norra Kärr project was completed and that PAH/MM recommends that the deposit merits additional drilling, metallurgical research and economic investigation.  See “Description of the Business of the Company – Mineral Projects, Norra Kärr Project, Sweden”.

Year ended August 31, 2011

On September 14, 2010, Tasman announced that it had increased its claim holding at the Otanmäki project by acquiring a 100% interest in additional claim applications and claim reservation applications, such that the Otanmäki project then totalled 10,954 hectares in size.

On October 29, 2010, Tasman announced a non-brokered private placement of up to 5,000,000 units at a price of $1.50 per unit, with each unit consisting of one common share and one-half share purchase warrant (an “October 2010 Warrant”).  Each whole October 2010 Warrant is exercisable to acquire one additional common share at a price of $1.85 per share.  The first tranche of the private placement closed on November 18, 2010 and the Company issued 3,333,334 units for gross proceeds of $5,000,000.  A finder’s fee of $193,575 was paid in cash and 129,050 agent warrants were issued having the same terms as the October 2010 Warrants.  On November 26, 2010, the Company closed the final tranche of the private placement and issued 1,666,666 units to one strategic investor, for gross proceeds of $2,500,000.  The proceeds from the private placement were used to fund Tasman’s exploration programs and for general working capital.

On November 16, 2010, Tasman announced that it had begun metallurgical testing on material from the Company’s Norra Kärr project.

On December 15, 2010, Tasman announced that it had received support and all necessary approvals from the private landowners and government authorities to undertake a third phase of drilling at the Norra Kärr project.

On January 19, 2011, Tasman announced that a third phase drill program was then underway at the Norra Kärr project.

On January 27, 2011, Tasman filed the NI 43-101 compliant technical report on the Norra Karr project entitled “NI 43-101 Technical Report, Norra Karr – Zirconium Deposit, Granna, Sweden” dated January 20, 2011(the “2011 Norra Kärr Report”) on SEDAR.  The report recommended that the deposit at the Norra Karr project merited additional drilling, metallurgical research and economic investigation.  Mineral resources were modeled by PAH applying five different total rare earth oxide (“TREO”) cut-off grades, with a base-case resource estimated using a TREO cut-off of 0.4%.  At this cut-off, the Norra Kärr project hosts an inferred mineral resource of 60.5 million tonnes grading 0.54% and 1.72% zirconium dioxide (“ZrO2”) with 53.7% of the TREO being the higher value heavy rare earth element oxide (“HREO”).

On March 24, 2011, Tasman graduated to Tier 1 status on the TSXV.

On March 25, 2011, the Company filed a registration statement on Form 40-F with the SEC.

On April 12, 2011, Tasman announced that a first phase drilling program had begun at the Company’s Otanmäki project.  The short program was completed with the aim to confirm the quality and extent of mineralization encountered during historic drilling and test a range of new targets identified by deep till and rock chip sampling, and Tasman’s 2010 magnetic/radio metric survey.  Samples from this 9 hole drilling were sent to the laboratory for analysis.  Results confirmed previous drill intersections, and no new zones of mineralization were discovered.

On April 26, 2011, the Company announced assay results from the first six holes drilled as part of the Phase 3 program completed at the Norra Kärr project during winter/spring 2011.  All six holes intersected REE-Zr mineralization, with a maximum mineralized width of 160.85 m.  A highlight of these new results is NKA11032 which lies on infill section EF, that intersected 160.85 m at 0.62 % TREO, 1.57 % ZrO2, with 47.9% of the TREO being the higher value HREO, being the thickest intersection of heavy rare earth element (“HREE”) on the project to date.  Of further note is NKA10028, which intersected the highest ZrO2 values discovered thus far at Norra Kärr.  Drill widths quoted approximate the true width of mineralization.

Following the encouraging results achieved at that point in the Phase 3 drilling program at the Norra Kärr project, on April 28, 2011, the Company announced an extension to the program with an additional 11 holes for a total of 33 drill holes to better define internal boundaries to mineralization, plus deepen holes that were finished in mineralization during the Phase 1 and 2 programs completed in 2009/2010.

On May 2, 2011, the Company announced assay results from an additional three holes drilled as part of the Phase 3 program.  Thickness of REE–Zr mineralization at Norra Kärr has been expanded significantly by this set of drill holes.  The highlight is NKA11033 which intersected 221.4 m of mineralization at an REE grade 17% higher than the grade of the base case of the NI 43-101 compliant inferred mineral resource in the 2011 Norra Kärr Report.  NKA11033 lay on infill section EF, 80 m west of NKA11032 and intersected 221.4 m @ 0.63% TREO, with 47.9% HREO and 1.60% ZrO2.

The twenty-second hole (NKA11048) of the expanded Phase 3 program was then underway.  The objective of this drill program was to infill sections to 100 m spacing, test the depth extension of the mineralized intrusion and obtain additional drill core for ongoing metallurgical testing.  Drilling was proceeding well with the REE mineralized intrusion having been intersected in all drill holes.  The mineralized intrusion was drill tested to a maximum down-hole depth of 298.8 m in drill hole NKA11040 (assays were still pending as at May 2, 2011), which ended in the intrusion at the limit of the available drill rods.  This hole extended the depth of intrusion approximately 100 m below the lower limit of the NI 43-101 compliant inferred resource set out in the 2011 Norra Kärr Report.

On May 4, 2011, the Company announced advancements made in the metallurgical processing research being carried out on REE-Zr mineralization from the Norra Kärr project by SGS Minerals Services (“SGS”).  This first stage of metallurgical test work demonstrated that:

•	90% of REE mineralization at Norra Kärr is hosted by zirconosilicates that liberate effectively and have high surface area exposure, making them available for attack by acid;

•	Greater than 90% of REEs have been recovered from the Norra Kärr mineralization during leach testing, by applying a pre-leach at room temperature, followed by an acid roast and leach.

On May 26, 2011, the Company announced that its registration statement on Form 40-F, filed with the SEC, became effective on May 24, 2011.  Tasman filed the registration on Form 40-F as part of the process to seek approval to list its common shares on the NYSE MKT.

On June 17, 2011, the Company announced the completion of the winter/spring drilling program undertaken at the Norra Kärr project.  Twenty-three new drill holes were completed and six existing drill holes were extended for a total of 4,734 m of drilling.  The thickness of REE-Zr mineralization at the Norra Kärr project has been expanded significantly by this drilling program.  At the time, assays were awaited for much of this drilling program.  With this substantial increase in drilling data, the Company contracted independent consultants PAH to update the existing NI 43-101 resource calculation to define an “in-pit” resource and incorporate more than twice the drilling data that was used in the initial calculation.  This resource formed the basis for the then planned preliminary economic assessment on the Norra Kärr project.

On June 29, 2011, the Company announced results from an additional four holes drilled as part of the Phase 3 program that was recently completed at the Norra Kärr project.  Those drill holes again intersected REE-Zr mineralization with both increased grade and thickness.  The highlight is NKA11038 which intersected 241.3 m of mineralization at an REE grade 26% higher than the grade of the base case of the NI 43-101 compliant inferred mineral resource in the 2011 Norra Kärr Report .  NKA11038 is the westernmost hole on infill section EF, 80m west of NKA11033 and intersected 241.3m @ 0.68% TREO, with 55.0% HREO and 1.85% ZrO2.

On July 6, 2011, the Company reported that the Swedish Geological Survey (“SGU”), following consultation with local government authorities, declared the Norra Kärr project a “National Interest” under the Swedish Environment Act.  The Company welcomed the recognition given to the Norra Kärr project as a “National Interest” project as it protects the Norra Kärr project from any land use that may compete with future mining.

On July 18, 2011, the Company announced the appointment of Mr. Jim Powell as Vice President, Corporate Development of the Company.

On August 9, 2011, the Company reported that it had retained PAH for the preliminary economic assessment of the Norra Kärr project.

Year ended August 31, 2012

On September 16, 2011, the Company announced the appointment of Mr. Gillyeard (Gil) Leathley as a director of Tasman effective September 13, 2011.

On October 13, 2011, the Company announced the acquisition of a 100% interest in a new heavy REE project in southern Sweden (the “Olserum project”). The Olserum project is located only 100 km east of the Norra Kärr project and was purchased outright from Norrsken Energy Ltd., a private UK registered company, for total consideration of 37,746 common shares of Tasman.

The Olserum project is located approximately 10 km from the Baltic coast, 30 km north of the town of Västervik and 200 km SSW of Stockholm. The project is secured by a granted exploration claim 1,100 hectares in size, and a surrounding exploration claim application 7,800 hectares in size.

The REE potential of the Olserum region was first identified by the SGU in the early 1990s, when a number of REE anomalous samples were collected and assayed from several locations. The presence of yttrium (“Y”) enriched outcrops associated with historic iron prospects was noted. In 2003, the Swedish exploration company IGE Resources AB (“IGE”) claimed the area, concentrating on the iron workings at Olserum. During 2004 and 2005, a total of 27 diamond drill holes were drilled by IGE, 24 of which targeted the REE potential.

On November 30, 2011, the Company announced that it had been approved to list its common shares on the NYSE MKT beginning on December 2, 2011, under the ticker symbol “TAS”.

On January 13, 2012, the Company announced the start of the Phase 4 drill program at Norra Kärr to infill the resource area to 50 m section spacing, and acquire up to eight tonnes of mineralized rock for metallurgical test work. and to advance the NI43-101 compliant inferred mineral resource in the 2011 Norra Kärr Report towards indicated and measured status, with larger diameter drill core to supply bulk material for a pilot plant scale test of Tasman's metallurgical process.

In addition, extensive geotechnical data was collected under the guidance of an independent consultant to provide a basis for pit design in Tasman's planned pre-feasibility study.

On February 9, 2012, the Company announced the results from the progress made in development of a processing flow sheet for the Norra Kärr project.

Highlights included:

•	Preparation of a mineral concentrate with high REE recovery using wet magnetic separation;

•	Successful use of flotation to further upgrade this mineral concentrate;

•	High recoveries and low sulphuric acid consumption achieved when leaching the mineral concentrate in an ambient temperature and atmospheric pressure environment;

•	Processing flow sheet now well defined for inclusion in the then ongoing preliminary economic assessment; and

•	Potentially saleable nepheline/feldspar co-product with low iron content separated during physical concentrate preparation.

On March 8, 2012, the Company announced the results of the annual general meeting of the shareholders (“the AGM”) held on March 7, 2012. At the AGM, Messrs. Mark Saxon, Michael Hudson, David Henstridge, Nick DeMare, Gil Leathley and Robert Atkinson were re-elected as directors.  In addition, Mr. James Hutton was appointed as a director of the Company.

On March 21, 2012, the Company announced the technical and financial results achieved from the preliminary economic assessment on the Norra Kärr project which demonstrated the strong economics of this highly strategic project, with the majority of the projected cash flow sourced from the production of the critical heavy REE, dysprosium, terbium and yttrium.

On June 11, 2012, the Company announced the signing of an agreement to acquire a 100% interest in three new REE exploration properties in central Finland. The Korsnäs South, Siilinjärvi and Laivajoki projects were acquired from an arm's length private Finnish company, Magnus Minerals Oy ("Magnus") for consideration including 60,000 common shares of the Company.  In addition to this transaction, Magnus has been retained to manage exploration on the Company's entire Finnish exploration portfolio.  A summer work program of surface sampling and mapping was started.  As at the date of this AIF, the transaction with Magnus has not closed.

On June 26, 2012, the Company announced the resignation of Mr. Hutton as director of the Company due to an expanded role in other businesses that prevented him from serving as a contributing member of the Company's Board of Directors.

On July 11, 2012, the Company announced the submission of an application for a Mining Lease ("ML") covering the Norra Kärr project which process is anticipated to take approximately six months. The filing of this ML application required that Tasman complete extensive environmental monitoring, flora and fauna surveys, anthropological and social impact studies, ground water testing, leach testing of waste rock, community and stakeholder meetings and basic infrastructure planning for the Norra Kärr project site. A granted ML under the Swedish Mining Act is valid for 25 years, when it is available for renewal.

DESCRIPTION OF THE BUSINESS OF THE COMPANY

General

The Company is in the mineral acquisition and exploration business.  The Company is the 100% owner of 124 claims and claim applications for strategic metals, including REE in Sweden, Finland and Norway.

Rare Earth Market Overview

“Rare earths” is a term commonly used to describe the 15 chemically similar, lanthanide elements which appear together towards the bottom of the Periodic Table.  Two other elements, yttrium and scandium, which have similar chemical properties, are often also referred to as “rare earths”.  The oxide produced from processing rare earths are collectively referred to as the rare earth oxides (“REO”).

Periodic Table of Rare Earth Elements

21 Sc
39 Y
57 La
58 Ce
59 Pr
60 Nd
61 Pm
62 Sm
63 Eu
64 Gd
65 Tb
66 Dy
67 Ho
68 Er
69 Tm
70 Yb
71 Lu
- Heavy Rare Earths
- Light Rare Earths
- Other Rare Metals

Rare earths often do not occur in high enough concentrations in the earth’s crust to make their extraction economic.  The oxides that are produced from processing the REE constitute the basic material that can be sold to the market or further processed into metals or alloys.  Rare earths are generally characterized as either light rare earths or heavy rare earths and both are found to varying degrees in all known rare earth deposits.  Rare earths are typically recovered together from the mining of rare earth bearing deposits and processed before sequential separation into individual REO.  Rare earths are typically sold as processed oxides but can be sold as concentrate as well with prices for individual rare earths in pure oxide form varying significantly.  It is generally the case that heavy rare earths command a higher price per unit.

Rare earths possess certain chemical and physical properties which when synthesized, make them indispensable in a number of industries including many green energy technologies and high-tech applications.  They are widely recognized as being among the most valuable and strategically important minerals for the continued development of a modern technological society.  Among the unique properties of rare earths are their high thermal and electrical conductivity, magnetism, luminosity, catalytic and optical properties.  In several industrial sectors, traditional materials are approaching their technological limits and product development engineers are increasingly turning to new materials, such as rare earths, to maintain the current pace of high-tech advancement within increasingly stringent environmental and energy efficiency guidelines.  Current rare earth applications include hybrid and battery powered plug-in vehicles, cellular telephones, personal digital devices including hard drives, wind power turbines, fiber optics and compact fluorescent lighting.  Those rare earths used in high-strength magnets (Neodymium, Praseodymium, Dysprosium and Terbium) are in particularly high demand.

Forecasted Consumption Growth

Application	Forecast Consumption (tonnes REO)		Rate of Growth (2010 – 2015)
	2010	2015
Catalysts	24,500	28,500	3–5%
Glass	11,000	11,000	0%
Polishing	19,000	30,500	8-10%
Metal Alloys	22,000	35,000	8-12%
Magnets	26,000	48,000	10-15%
Phosphors	8,500	13,000	6-10%
Ceramics	7,000	9,500	6-8%
Other	7,000	9,500	6-8%
Totals	125,000	185,000	6-10%

Source: Industrial Minerals Company of Australia Pty Ltd, 2010

Green Technology and Key High-Tech Applications

The rare earths market fundamentals have weakened during the past 12 month period, due to concerns over a global economic slow down.  Prices for the heavy rare earth elements, to which Tasman is most exposed have stabilized at levels well above the long term average for these metals.   As no new supply is forecast, management believes that prices will remain stable for the medium term.  Demand for rare earths is estimated to have grown at approximately 12% per annum in the last part of the decade.  The growth has principally been driven by the ever-increasing range of applications utilizing rare earths across consumer electronics, clean energy technologies, high-tech and defence applications, as traditional materials reach their operational performance limits.  Roskill Information Services Ltd. and Industrial Minerals Company of Australia Pty Ltd. forecast global consumption growth from an estimated 125,000 tonnes in 2010 to approximately 185,000 tonnes in 2015 representing a 6% to 10% per annum growth rate.  Acceleration in demand growth is forecast between 2015 and 2020 with demand estimated at approximately 280,000 tonnes per annum.

Rare earth prices vary significantly by element and have increased significantly over the past five years.

Rare Earth Common Commercial Uses and Pricing

Rare Earth Element	Commercial Uses	Price (US$/Kg)
Scandium	Stadium lights	n/a
Yttrium	Lasers	$58.00
Lanthanum	Electric car batteries	$14.00
Cerium	Lens polishes	$15.00
Praseodymium	Searchlights, aircraft parts	$81.00
Neodymium	High strength magnets	$82.00
Promethium	Portable X-ray units	n/a
Samarium	Glass	$31.00
Europium	Compact fluorescent bulbs	$1800.00
Gadolinium	Neutron radiography	$85.00
Terbium	High strength magnets	$1400.00
Dysprosium	High strength magnets	$750.00
Holmium	Glass tint	n/a
Erbium	Metal alloys	n/a
Thulium	Lasers	n/a
Ytterbium	Stainless steel	n/a
Lutetium	None	n/a

Source:  Metal Pages October 2012.

Approximately 96% of rare earths production currently takes place in China.  Chinese policy with respect to the export of rare earths, more stringent environmental standards, and the closure of small unsafe mining operations in China has had, and is expected to have, a significant impact on the market for rare earths.  China’s dominance in the rare earths market and their increasing significance in technological applications has given strategic significance to promising rare earths projects located outside of China.

Chinese government policy expected to impact the rare earths market include:

•	The introduction of a Chinese government-controlled unified pricing system for light rare earths;

•	The shutting down of small unsafe and illegal mining operations;

•	A reduction in the number of rare earths mining and processing facilities;

•	Increasingly tighter rare earths export quotas and the imposition of export tariffs ranging from 15-25%; and

•	Chinese government is considering the build-up of national strategic rare earths mineral reserves.

China has imposed increasingly restrictive export quotas on rare earths year-over-year from 2005 to 2010, as shown in the table below:

Year	Annual Export Quota (tonnes REO)		Total	Change in Total
	Domestic Companies	Foreign Companies
2005	48,040	17,659	65,609	n/a
2006	45,752	16,069	61,821	-5.80%
2007	43,574	16,069	59,643	-3.50%
2008	40,987	15,834	56,939	-4.50%
2009	33,300	16,845	50,145	-11.90%
2010	22,512	7,746	30,258	-39.70%

Source:  Industrial Minerals Company of Australia Pty Ltd. 2011.

It is believed that China’s increased protectionist stance on the export of rare earths is in order to maintain a long-term domestic supply for domestic manufacturing and force foreign companies to set up and manufacture goods domestically.  China’s largest rare earths mine, Bayan Obo, which currently provides 50% of the world’s annual rare earths production as a by-product of iron mining operations, is at capacity and is expected to see declines in rare earths production rates as future ore selection is expected to contain lower grades of rare earths.  Several of China’s other rare earths mines present environmental or technical problems as a result of over exploitation or the mining method selected.

Historical rare earth pricing has been volatile in recent years.

Source: data acquired from Metal Pages and other sources to March 2012

Average annual pricing of select rare earth oxides: 2008-October 2012 (US$ / kilogram (“kg”))

Source: Technology Metals Research, October 2012.

Sweden

Tasman holds 20 claims in Sweden considered prospective for REEs.  The Norra Kärr project, the principal asset of the Company, is located in southern Sweden.  See “Description of the Business of the Company – Mineral Projects, Norra Kärr Project, Sweden”.  On October 13, 2011, the Company announced the acquisition of the Olserum project located 100 km east of the Norra Kärr project.

Finland

In Finland, Tasman has 96 claim applications.  The 100% owned claim applications cover and surround the historic Korsnäs mine operated as a mixed open pit and underground operation from 1959 and closed in 1972 due to falling Pb prices.  The Company also has claim holdings at Otanmäki which lies in a historic mining district 450 km north of the capital Helsinki, and various other claims securing early stage prospects

Norway

In Norway, Tasman has been granted seven claims covering 208 hectares considered prospective for REEs.

Employees

As at August 31, 2012 the Company had seven full-time employees and employed eight part-time contractors.

Environmental Protection

The current and future operations of Tasman, including development activities on the properties or areas in which it has an interest, are subject to laws and regulations governing exploration, development, tenure, production, taxes, labour standards, occupational health, waste disposal, protection and remediation of the environment, reclamation, site and mine safety, toxic substances and other matters.  Environmental protection requirements did not have a material effect on the capital expenditures, and competitive position of Tasman in the financial year ended August 31, 2012.

Foreign Operations

Tasman’s principal exploration and development properties are located in Sweden.

A summary of the regulatory regime material to the business of the Company in Sweden is as follows:

Swedish Mining Laws and Regulations

The following is a summary of Swedish mining laws and regulations.  In addition, rules and regulations pertaining to mining exploration in Sweden are set forth in the “Guide to Mineral Legislation and Regulations in Sweden”, which is available from the offices of the SGU or on their website at www.sgu.se.

The Mining Inspectorate of Sweden (“Bergsstaten”) is the agency responsible for the administration of mineral resources in Sweden.  The Bergsstaten provides clear directives for conducting mineral exploration, which are available from the Bergsstaten website (www.bergsstaten.se).  The Bergsstaten comes under the authority of the Ministry of Industry, Employment and Communications in Sweden, and reports to, and receives administrative and other support from, the SGU.  The director of the Bergsstaten is the Chief Mining Inspector, appointed by the government of Sweden.  The functions of the Bergsstaten are to issue permits under the Minerals Act for the exploration and exploitation of mineral deposits and to ensure compliance with the Minerals Act.

Principal acts and ordinances of Sweden which govern the exploitation of minerals include:

•	The Minerals Act.

•	Minerals Ordinance.

•	The Act on the Continental Shelf.

•	The Continental Shelf Ordinance.

•	The Certain Peat Deposits Act.

•	The Certain Peat Deposits Ordinance.

Approval Process for Mining in Sweden

The following stages (and approvals) sets out the process and requirements to be followed in order to proceed from exploration through to final approval of mining in Sweden:

	Steps	Approval Required
1.	Exploration permit (undersökningstillstånd) (survey of the bedrock)	Mining Inspector
2.	Exploration work (undersökningsarbete) (when the environment or land use is affected)	County Administrative Board etc; Landowner
3.	Exploitation concession (bearbetningskoncession) (with environmental impact assessment and approval under chapters 3–4 of the Environmental Code)	Mining Inspector; County Administrative Board etc or Government in case of disagreement)
4.	Permission under the Environmental Code (Chapter 9 of the Code)	Environmental Court
5.	Designation of land (markanvisning)	Landowner; Mining Inspector
6.	Building permit under the Planning and Building Act	Local authority

Exploration Permits

Exploration permits are granted for specified areas that are judged by the Bergsstaten to be of suitable shape and size that are capable of being explored in “an appropriate manner”.  The current rules do not require annual minimum expenditures on claims, but a land fee is due upon first application for an exploration permit in the amount of SEK20/hectare, covering an initial period of three years.  If a claim or part of a claim is abandoned within 11 or 23 months of its granting date SEK16 or SEK10, respectively (of the original SEK20 fee) per abandoned hectare becomes refundable.

It is possible to extend the time a claim is held to a total of 15 years after the date of the original granting, but the annual fees per hectare increase substantially: SEK21/year/hectare for years four to six, SEK50/year/hectare for years 7 to 10, and SEK100/year/hectare for years 11 to 15.  No further extension of mineral exploration permits is allowed after year 15.  The high fees in the later years discourage excessive claim holdings deemed to be of little value by the holder.  An exploitation concession (mining permit) can be applied for at any time while a claim is in good standing, and may be granted for a period of up to 25 years.  An exploration report, with results (raw data), must be submitted to the Bergsstaten.

An exploration permit gives the holder a preferential right to an exploitation concession and access to land for exploration work that does not damage the environment or land use.  An exploration permit does not entitle the holder to undertake exploration work that damages the environment (as assessed by the County Administrative Board), or land use (the consent of the landowner is required if no security is provided).

If security for compensation for encroachment has not been given, and the landowner has not given consent, exploration work is not permitted, or is permitted only on the basis of an exemption.

Contact with landowners in connection with exploration under the Minerals Act:

•	Every landowner in the area is to be notified of the decision to grant a permit.

•	The permit holder must give at least two weeks' notice of the exploration work.

•	Right to full compensation for damage and encroachment - the authorities are to decide if agreement cannot be reached.

•	The permit holder must provide security for compensation unless otherwise agreed by the landowner.

•	No exploration work closer than 100 m to a site with a building; otherwise the landowner must be asked for permission.

The Minerals Act relates to the exploration and exploitation of certain mineral deposits on land, regardless of the ownership of the land.  Applications for permits are made to the Bergsstaten.  The Minerals Act sets out which mineral substances its provisions apply to; these are known as concession minerals.  Concession minerals are divided into three categories, being traditional ores, certain industrial minerals, and finally oil, gas and diamonds.  Other minerals and other kinds of rock, gravel and sand are excluded from the Minerals Act and are normally referred to as landowner minerals.

An exploration permit (“Undersökningstillstånd”) gives access to the land and an exclusive right to explore within the permit area.  It does not entitle the holder to undertake exploration work in contravention of any environmental regulations that apply to the area.  Applications for exemptions are normally made to the County Administrative Board.

An exploration permit is granted for a specific area where a successful discovery is likely to be made.  It should be of a suitable shape and size and no larger than may be expected to be explored by the permit holder in an appropriate manner.  Normally, permits for areas larger than a total of 100 hectares are not granted to private individuals.  A permit would be granted if there is reason to believe that exploration in the area may lead to the discovery of a concession mineral.  An exploration permit is initially valid for a period of 3 years, after which it can be extended up to a total of 15 years if special conditions are met.  Compensation must be paid by the permit holder for damage or encroachment caused by exploration work.  When an exploration permit expires without an exploitation concession being granted, the results of the exploration work undertaken must be reported to the Bergsstaten.

Exploitation Concessions

An exploitation concession (“Bearbetningskoncession”) gives the holder the right to exploit a proven, extractable mineral deposit for a period of 25 years, which may be extended.  Permits and concessions under the Minerals Act may be transferred with the permission of the Bergsstaten.

An exploitation concession relates to a distinct area, and as designated on the basis of the location and extent of a proven mineral deposit.  A concession may be granted when a mineral deposit is discovered which is probable technically and economically recoverable during the period of the concession, and if the nature and position of the deposit does not make it inappropriate to grant a concession.  Special provisions apply to concessions relating to oil and gaseous hydrocarbons.

Under the provisions of the Environmental Code, an application for an exploitation concession is to be accompanied by an environmental impact assessment.  Applications are considered in consultation with the County Administrative Board, taking into account whether the site is acceptable from an environmental point of view.  A special environmental impact assessment for the mining operation must always be submitted to the Environmental Court, which examines the impact of the operation on the environment in a broad sense.  The Environmental Court also stipulates certain conditions, if any, which the operation must meet.

Mining companies in Sweden (limited companies) pay corporations tax at a rate of 28% under the same rules as every other company.  Accordingly, there are no special taxation rules for such companies.  A royalty is paid on the value of minerals produced at a rate of 0.2%, which is shared between the landholder and the Swedish government, each receiving 0.15% and 0.05% respectively.  The application fee for an exploration permit is SEK500 for each area of 2,000 hectares or part thereof.  The exploration fee varies for different concession minerals and for different periods of validity.  The application fee for an exploitation concession is SEK6,000 per area.

Bankruptcy and Similar Procedures

There are no proceedings against Tasman or its subsidiaries in the nature of bankruptcy, receivership or similar proceedings, or any voluntary bankruptcy, receivership or similar proceedings by Tasman within the three most recently completed financial years and up to the date of this AIF.

Social or Environmental Policies

Tasman is committed to conducting its business activities in a manner that promotes sustainable development and improvement of social welfare in the regions in which it operates.  Tasman makes efforts to limit the impact of its activities on the natural environment and the surrounding communities.  Tasman strives to conduct its business responsibly and in a way intended to protect its representatives, consultants, contractors, the community and the environment.  Tasman is committed to conducting its business in a manner that provides a safe and healthy workplace and environment for its employees, contractors and representatives.

Mineral Projects

As of the date of this AIF, the Company is the 100% owner of 124 claims and claim applications for strategic metals, including REE in Sweden, Finland and Norway, and the owner of various interests in four iron exploration claims in the Kiruna district of Sweden.  As of the date of this AIF, the Company’s principal mineral project is the Norra Kärr project.  For a detailed description of the projects of the Company refer to the documents incorporated by reference herein.

Norra Kärr Project, Sweden

The following is an excerpt of the summary of the Norra Kärr PEA Report which is incorporated by reference herein. Readers are directed to review the Norra Kärr PEA Report in its entirety which is available under the Company's profile on SEDAR at www.sedar.com or on the Company's website at www.tasmanmetals.com for detailed disclosure relating to the Norra Kärr project.  The Norra Kärr PEA

Report is intended to be read as a whole, and sections should not be read or relied upon out of context.  The Norra Kärr PEA Report contains the expression of the professional opinions of Qualified Persons (as defined in NI 43-101) upon information available at the time of preparation of the Norra Kärr PEA Report.  The disclosure below, excerpted from the Norra Kärr PEA Report, is subject to the assumptions and qualifications contained in the Norra Kärr PEA Report.

1.0	SUMMARY

1.1           Property

Located in south-central Sweden, approximately 300 km southwest of Stockholm the Norra Kärr project lays approximately 15 km northeast of the small town of Granna in a rural agrarian setting. The Norra Kärr project consists of four claims, Norra Kärr No. 1, Norra Kärr No. 2, Norra Kärr No. 3 and Norra Kärr No. 4, comprising approximately 5,079 hectares.

The Norra Kärr project occurs along the border of two counties (Lan), the Jonkopings Lan in the south and the Ostergotlans Lan in the north. The Norra Kärr property is an intermediate stage exploration project whose surface has been disturbed only by exploration drilling, trenching and sampling.

Tasman holds its mineral properties indirectly through its 100 percent owned subsidiary, Tasmet AB. Tasmet AB holds a 100 percent interest in the four exploration claims that together form the Norra Kärr project.

1.2           Geology

The Norra Kärr peralkaline nepheline-syenite complex is N-S elongated, approximately 1,300 m long and up to 460 m wide with a total surface area of approximately 380,000 m2 (38 hectares). It intrudes a suite of Proterozoic gneisses and granites referred to as the Vaxjo Granite which belongs to the Trans Scandinavian Igneous belt (1.85-1.65 Ga).

The contacts between the Norra Kärr intrusive and the surrounding Vaxjo Granite are west dipping. Tasmam's diamond drilling has shown that the contact dips west at 35-45¢X except in the southernmost part where the dip is steeper.

1.3           REE-Zr Mineralization

Collectively the Norra Kärr intrusive complex is classified as a nepheline syenite, Nepheline belongs to the feldspathoid mineral group which is lacking in silica and often occurs in undersaturated alkaline intrusions. Mineralization is associated with several textural types of grennaite that range from non-migmatitic to migmatitic. The highest TREO and Zr grades are associated with increasing proportions of pegmatitic material that has invaded the grennaite. Typical grades (ZrO2% : %TREO) in drill core for these lithologies are: Grennaite (GT), fine-grained (0.48% : 0.278%); Grennaite, migmatitic (GTM) (1.58% : 0.494%); Grennaite, pegmatitic (PGT) (2.2% : 0.663%) and nepheline. syenite (2.02% : 0.617%).

The rock units comprising the Norra Kärr peralkaline intrusion are uncommon on a global scale, and include minerals that are composed of or associated with REE's, Zr, Nb, Y and Hf.

While previous academic work at Norra Kärr has reported other accessory minerals which potentially carry REEs, mineral liberation analyses and microprobe studies have demonstrated that a majority of the REEs are contained in eudialyte, a zirconosilicate which is consistently present in the mineralized rock units. The dominant zirconium bearing minerals at Norra Kärr are catapleiite and eudialyte both of which are abundant in grennaites on the property.

1.4           Project History

The first exploration permit was applied for on June 12, 2009 and granted on August 31, 2009. Prior to staking claims, Tasman had re-sampled reference samples from the Boliden trenches stored at the Swedish Geological Survey (SGU) archive in Mala, Sweden.

The recent diamond drilling in combination with earlier work has shown that about 85 percent of the surface area is composed of varieties of a green grey, aegirine-eudialyte-catapleite bearing nepheline syenite named by earlier workers Grennaite in reference to the local village. The remaining 15 percent is occupied by coarser grained alkaline rocks which previously were named Kaxtorpite, Lakarpite and Pulaskite.

In November 2009, Mr. John Nebocat of Pacific Geological Services prepared an NI 43-101 field report summarizing the exploration potential of Norra Kärr. On the basis of this report, Tasman decided to commence diamond drilling in December 2009. A total of 26 diamond drill holes totaling 3275.7m were drilled between December 2009 and May 2010.

PAH reviewed documentation for the sampling procedures, preparation, analysis, and security of Tasman's work during their site visit in September 2010. From the review of the literature and documentation on the Norra Kärr project, PAH finds acceptable the results from analytical work completed by the current and previous operators who collected their samples according to high standards and accepted practices at the time of the campaigns.

Data has been reviewed by PAH by visiting 23 of the drilled locations in the field, relogging and resampling drill core, and evaluating the reported results against the mineralized rock observed in the field and core. PAH accepts that the work carried out by Tasman meets acceptable resource evaluation and due diligence standards for international mining ventures under NI 43-101 Technical Standards.

1.5           Exploration

At the beginning of Tasman's exploration program in 2009, the Company selected various samples for assay from a suite of rock specimens collected and archived by Boliden in the 1970s.

Of the 30 samples analyzed by Tasman, 27 came from Norra Kärr intrusion. The total rare earth oxide values (TREO) for these 27 samples ranged from 0.09 per cent to 0.70 per cent, and the percentage of the heavy rare earth oxide (HREO) contained within these samples ranged from 20 to 69 per cent, averaging 54 per cent. This is a high ratio of HREO to LREO; most REE deposits contain 1 to 3 per cent HREO in the TREO.

As referenced above, in 2009 Tasman also contracted Mr. John Nebocat of Pacific Geological Services to prepare an NI 43-101 technical report. This report summarized the pre-drilling history of the property, recommended further exploration, and encouraged Tasman to continue advancement of the Norra Kärr project.

In keeping with the recommendations of Mr. Nebocat, Tasman initiated drilling at the Norra Kärr project site during the winter of 2009 continuing until spring 2010. Tasman drilled 26 diamond drill holes totaling 3,275.74 m in five E-W orientated profiles across the Norra Kärr intrusion. These 26 holes were used within the first Mineral Resource calculation completed by Mr. Geoff Reed of PAH in November 2011. From January 2011 to August 2011, an additional 23 diamond holes were drilled for a total of 4,100.6 meters.

1.6           Drilling

Tasman's 2011 drilling program further confirmed the grade and continuity of the REE-Zr mineralization in the Norra Kärr peralkaline intrusive complex. A total of 7,376 m in 49 holes have now been completed and were available to support the new resource estimate of April 2012. Drilling sections are on east-west sections were completed on intervals of 100 meters.

From the drilling perspective, PAH believes that the drilling density, core recovery, and drill hole location surveying are industry standard and acceptable for use in resource estimation.

1.7           Sample Quality

PAH believes that the sampling methods and approach employed by Tasman are reasonable for this style of mineralization and consistent with industry standards. The samples are representative and there appears to be no discernible sample biases introduced during sampling.

All drilling samples were prepared by ALS Chemex in Ojebyn and analyzed by ALS Chemex in Vancouver, Canada. This laboratory is ISO accredited (ISO/IEC 17025) and, in addition, has been accredited by Standards Council of Canada as a proficiency testing provider for specific mineral analysis parameters by successful participation in proficiency tests.

All samples taken during Tasman's 2009 to 2011 diamond drilling programs at the Norra Kärr project were analyzed at ALS Chemex in Vancouver, Canada, by inductively coupled plasma - mass spectrometry for which the internal Chemex code is ME-MS81. In this method a sample (0.2 gr) is fused with a lithium metaborate flux after which the resulting bead is dissolved in a weak hydrochloric: nitric acid solution before being analyzed in the ICP-MS. Zirconium rich samples that exceeded the reporting limit of the ME-MS81 method (> 1 percent) were assayed by XRF method (ME-XRF10). About 55 percent of the samples were re-analyzed for Zr.

Analysis of certified standards by ALS-Chemex allowed Tasman to monitor the quality of assays during the drilling program. PAH graphically reviewed the standard data from 2009 to 2011 drilling. Plots of the data show that the accuracy and precision of data were adequate during the drilling programs and that no regular bias is present in the data. Any slight assay bias suggests an under reporting of grade rather than over reporting.

In addition, ALS Chemex routinely inserts standard and blank samples into every sample batch. This QC data was supplied to Tasman, and subsequently to PAH. PAH reviewed the blank sample analyses by ALS-Chemex and did not observe any sample cross contamination issues or inconsistency in sample quality.

PAH has discussed core and sample handling procedures with key geological and technical personnel. On the basis of these discussions, PAH believes that all split core was well and securely packed and stored prior to transportation to the laboratory for processing. As a result PAH considers sample security to be adequate.

PAH also understands that at no time was an officer, director or associate of Tasman involved in the sample preparation or analytical work and an independent laboratory was employed for sample preparation and analysis. It is therefore PAH's belief that it is highly unlikely that an officer, director or associate would have had the opportunity to manipulate the samples.

All QA/QC data for the Norra Kärr project has been deemed acceptable for the purposes of the Mineral Resource estimation.

1.8           Data Verification

Mr. Geoff Reed, Senior Consulting Geologist with PAH and QP under NI 43-101, travelled to the Norra Kärr project with representatives from Tasman in September 2010. During this visit, a thorough validation of 23 hole collar positions was undertaken using GPS. Key geological features were surveyed during this visit such as a eudialyte-rich outcrop and grennaite outcrop.

Mr. Reed of PAH also travelled to the core archive facilities of the Swedish Geological Survey where Tasman's core is securely stored. Six holes were selected by PAH for re-logging, which were laid out in their entirety and logged. The re-logging of these holes confirmed the correlation of the higher grade zones with zones of stronger eudialyte mineralization which subsequently assisted in the interpretation of the high-grade domains within the broader resource area. PAH checked a random amount of printed logsheets against the data provided in the database. These did not indicate any issue with data integrity.

PAH completed a full review of Tasman's drill hole database which included a review of all available assay certificates, drill logs, samples books and historical database. PAH found robust records allowing easy data auditing. A comparison was made between assay certificates for the 26 holes available at the time of the site visit.

During this review and audit by PAH, a number of observations were noted, these include:

·	Field checking of drill holes locations demonstrated accuracy in all cases;

·	At the time of the visit, down hole survey certificates were not available, as holes had not been surveyed. Field checking, original drill logs, and database were all consistent with appropriate angle and inclination of the drill holes. Since the site visit 46 of the 49 holes have been re-entered, surveyed and the results correctly entered into the data base;

·	Sample intervals were correct for assays entered. PAH noted only one error in the updated database caused by typographical error;

·	The assay certificates, drill logs and sample sheets were available for all drill holes;

·	Loading of assay data from laboratory certificates was correct;

·	During the 2009 - 2011 drilling program, Tasman assayed all intervals for REE and Zr by the same analytical methods at the same laboratory;

·	During the 2009 - 2011 drilling programs approximately 356 m out of the total 7,374 m of the drilling was not sampled, as they were drilled into the host granite;

·	During this audit, no issues with the conversion of the database were identified;

·	Tasman has documented its duplicate-assay and analytical control program and demonstrated that there is no evidence of major systematic errors or bias in that data.

1.9           Assessment of Project Database

The audit of Tasman's data collection procedures and resultant database by PAH has resulted in a digital database that is supported by verified certified assay certificates, original drill logs and sample books. PAH has high confidence that the REE and Zr assays used in the Mineral Resource Calculation are consistent with information in drill logs and sample books. A comparison of the assay certificates and drill hole logs show consistency for the 2009 - 2011 drill holes, PAH believes there is sufficient data to enable their use in a Mineral Resource estimate and resultant classification following NI 43-101.

Based on data supplied, PAH believes that the analytical data has sufficient accuracy for use in resource estimation for the Norra Kärr deposit.

1.10           Check Sampling by PAH

PAH independently checked 51 sample assays by directly acquiring previously prepared residue samples from the ALS Chemex preparation laboratory in Pitea, and resubmitted them as check assays using the sample analytical methods as Tasman. Final results were received on November 4, 2010. A scatter plot showed excellent correlation of original and check assays for Zr and Y as evidenced by the high correlation coefficients posted to the plots.

All QA/QC data for the Norra Kärr project has been deemed acceptable for the purposes of estimation.

1.11           Mineral Processing and Metallurical Testing

This conceptual process and flowsheet for the Norra Kärr project was developed by J.E. Litz and Associates, LLC of Golden, Colorado, USA, based, in part, on test work completed by SGS-Lakefield of Ontario, Canada, the Geological Survey of Finland (GTK) and Mr. Litz¡¦s own bench test work.

In early 2011, Lakefield conducted the first leach tests on samples of whole ore. Their test work was subsequently stopped to allow the beneficiation work to proceed, as this work directly impacts leaching and acid consumption.

The beneficiation portion of the flow sheet, encompassing flotation and magnetic separation, was developed during five months of test work later in 2011 by the GTK. The results of the GTK test work are given in an internal report to Tasman entitled Metallurgical Tests on the Norra Kärr Ore by T. Maksimainen, dated 12 January 2012.

In February 2012, J.E. Litz and Associates began investigating the response of various minerals in the deposit to the acid addition.

1.11.1        Metallurgical Sample

Beneficiation and leaching test work performed by the GTK in 2011 utilized a large composite sample of drill core, of approximately 100 kg, provided by Tasman. GTK prepared the metallurgical samples, apportioned them into 1.5 kg and 5 kg process samples. The head composition was determined by the average of three samples. Portions of the material prepared by the GTK was distributed to J.E. Litz and Associates for use in test work.

To evaluate the representivity of the composited bulk sample used in the metallurgical testing, PAH compared the average grades of the metallurgical sample to grades reported from the Block Model Mineral Inventory at a cutoff grade of 0.4 percent TREO. PAH observed a high degree of correlation between the analyses of metallurgical samples with the estimated block grades in the model (R-squared = 0.998). PAH believes that the core samples composited by Tasman and prepared into metallurgical samples by GTK are reasonably representative of the deposit and therefore suitable for the on-going metallurgical test work.

1.11.2        Deleterious Elements

The analysis of the bulk sample by the GTK did not provide analyses of other elements that might be considered deleterious, except for uranium and thorium which occur at very low levels at Norra Kärr. Mineralogical analysis of the bulk sample by GTK reported only trace amount of galena and no other sulfide minerals.  Geochemical analyses on 4,706 core samples representing all logged rock types returned low levels of uranium and thorium. Lead shows a more complex pattern with multiple populations related to the various rock types that were sampled in the core.

•	Uranium (U): Average: 18 ppm; Min: 0.06 ppm; Max: 676 ppm
•	Thorium (Th): Average: 26 ppm; Min: 0.16 ppm; Max: 1000 ppm
•	Lead (Pb): Average: 241 ppm; Min: 0.01 ppm; Max: 8360 ppm; Median: 135 ppm

1.11.3        SGS-Lakefield Test Work

In 2011, Lakefield conducted the first leach tests on samples of whole ore from the Norra Kärr project. Recent beneficiation test work indicates that a magnetic concentrate will be the preferred leach feed rather than ground ore as was used in the SGS test work.

Although the SGS work showed high extractions, the required acid additions were excessive and the probable high sodium dissolutions would present downstream processing problems. For example two tests were leached with 600 kg/t acid and resulted in extractions of 90 - 95 percent for Ce, Dy, Y and Zr.

1.11.4        GTK Test Work

The GTK investigated the beneficiation portion of the flowsheet, encompassing flotation, magnetic separation and two leach tests.

Eudialyte, the principal REE-bearing mineral at Norra Kärr, can be recovered using either magnetic separation or flotation. However, the GTK concluded that combining both processes in the flowsheet achieved operational efficiencies. In the GTK test work, the highest grade concentrate (0.65% Y) containing over 30 percent eudialyte was produced by flotation of aegirine (sodic clinopyroxene) followed by high gradient magnetic separation which resulted in an overall yttrium recovery of 80 percent.

Combining flotation and magnetic separation during the beneficiation stage has the objective of removing sodium-bearing silicate gangue minerals from the magnetic concentrate which would otherwise increase acid consumption during the leach stage.

The following are salient observations and conclusions from the GTK test work in 2011.

•	Magnetic separation appears to be more efficient than flotation in separation of eudialyte from feldspars owing to the fine grain size of the minerals and the loss of REEs to the slime fraction.

•	Attempts to float eudialyte using several reagents were unsuccessful.

•	Efficient flotation of aegirine requires desliming and conditioning in high pulp density.

•	Finer grinding improves the REE grade in magnetic concentrate while decreasing the iron content of the non-magnetitic product.

•	The non-magnetic product might also be a salable product because it contains mostly the aluminosilicate, nepheline, and has low iron content.

•
Separating the fines from the aegirine flotation product and re-directing them to the magnetic separator can prevent one third of the REE losses to the aegirine product. This may increase overall recovery 1-2 percent.

The GTK performed two leach tests on concentrates produced in their beneficiation studies. The tests were done on magnetic concentrates produced without the benefit of the flotation step. The concentrates represented about a 50 percent weight reduction with about 90 percent recovery of the rare earth values.

1.11.5        J.E. Litz and Associates Test Work

At the conclusion of the GTK beneficiation program, J.E. Litz and Associates began a series of leaching studies on magnetic concentrates that did incorporate the flotation step. The concentrates used in this test work were obtained from the GTK which were prepared from representative composited core samples supplied by Tasman as described above.

In this case the concentrate weight was 29 percent of the ore with recoveries of 60 percent Zr, 85 percent Y, 79 percent Ce, 76 percent La were achieved. These leaches had retention times of 3 to 6 hours. Intent of the tests was to investigate the conditions under which the various minerals in the concentrate reacted and what acid additions were required to achieve greater than 80 percent dissolution of the rare earths.

The leaching data indicate that a significant addition of acid is required for the rare earths extraction to exceed 80 percent. Ongoing studies are evaluating the effect of leaching time and temperature at the higher acid additions.

1.12           Mineral Resource Estimate

The Norra Kärr PEA Report includes a new mineral resource estimate and preliminary economic assessment (PEA) for the Norra Kärr project. The Norra Kärr project consists of an exploration property and it does not contain Mineral Reserves as defined by CIM standards.

As the mining concept for the Norra Kärr deposit is surface mining, the current Mineral Resource estimate is reported from a conceptual pit shell generated using the Whittle® software.

1.12.1        Conceptual Economic Basis of Mineral Resource Estimate

•	Construction of a shallow open pit mine having an annual ore production rate of 1.5 Mt.

•	Processing of mined material on site to produce two salable intermediate products: mixed REO-Y concentrate and a zirconium concentrate.

Conceptual economic parameters required for preparation of Whittle® shells were compiled from several sources including mining industry cost guides. Processing plant operating costs were estimated from preliminary plant design criteria developed by Tasman and its metallurgical consultants.

As the rare earth elements are not openly traded on international commodity markets, Tasman and PAH considered several sources of pricing information to develop a “Basket Price” for the REOs contained in the Norra Kärr deposit. The Basket Price is discounted by 38 percent as the REEs are contained in a mixed REO-Y carbonate concentrate which requires additional, off-site separation and refining to yield individual REE metals.

The Basket Price used in this PEA was developed from the three-year averages for Dy and Tb and peer group reports for La, Ce, Pr, Nd, Sm, Eu, Gd, Tb, Dy, and Y. Although Ho, Tm, Er, Yb and Lu are present in the Norra Kärr deposit, these elements were not included in the Basket Price due to the lack of reliable historical pricing information.

PAH considers that REE mineralization in the Norra Kärr deposit is amenable to surface mining and has not considered other mining methods.

1.12.2        Mineral Resource Statement

Current Indicated and Inferred Mineral Resources compliant under NI 43-101 are presented on Table 1-1.

Mineral Resources at Norra Kärr are classified according to the CIM-code on the basis of the density of drilling, checked grades, and inter-hole continuity.

It is the opinion of PAH that the Norra Kärr Mineral Resource estimate satisfies the definitions of Inferred and Indicated Mineral Resources as per the CIM Definition Standards of November 22, 2005.

TABLE 1-1

Resource Classification	Tonnes Mt	TREO %	LREO %	HREO %	HREO/ TREO %	ZrO2%	Contained TREO
Indicated	41.6	0.57	0.28	0.29	0.51	1.7	237,120
Inferred	16.5	0.64	0.33	0.31	0.49	1.7	94,050

1) Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. The Preliminary Economic Assessment includes inferred mineral resources which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the results projected in the preliminary Economic Assessment will be realized and actual results may vary substantially
2) Total Rare Earth Oxides (TREO) includes: La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3
3) Heavy Rare Earth Oxides (HREO) includes Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3,Y2O3
4) "In-pit" Mineral Resources were estimated using the Whittle pit optimization software and scoping level economic parameters for commodity prices, metal recoveries and current operating expenses as presented in the PEA and summarized in this press release.
5) Mineral Resources are reported at a marginal cutoff grade of 0.17% TREO.
6) Resource estimate assumes mining recovery 95%, dilution 5%.

1.13           Mining Methods

Annual production estimates are based on a surface mining rate of 1.5 million tonnes of mineralized material delivered to the processing plant which on a daily production basis, is 4,100 tonnes per day.

Dilution and mining losses were included in the Whittle® analysis using factors of 5 percent for mining loss and 5 percent for mining dilution.

The estimated discounted basket price for total rare earth oxides (TREO) used for the Whittle® analysis is US$31.60 per kilogram (kg) and a zirconia price of $3.77 per kg. Two concentrates will be produced and sold from the Norra Kärr processing plant: a mixed REO+Y carbonate and a zirconium carbonate concentrate.

1.13.1        Resource Pit SHell

PAH investigated Whittle pit shells in revenue factor increments between 0.2 and 1.0. This analysis produced a series of nine nested pit shells that varied in size from 16 million tonnes to 88 million tonnes of mineralized material, respectively.

For reporting Mineral Resources during the current period of high REE prices, PAH used a lower revenue factor of 0.43 to generate a pit shell that contains 58 million tonnes of mineralized material at a marginal cutoff grade of 0.17 percent TREO. This amount is approximately 40 years of production at the current proposed mining rate.

1.13.2        Proposed Mining Method

Conceptual surface mine is planned as a single open pit accessed by one haul road.

Topsoil on the surface of the deposit is typically less than 1 meter in depth and no significant prestripping of overburden is required. Topsoil will be removed from the Norra Kärr project site and stockpiled for mine reclamation at the end of the mine life.

The mine will be a conventional drilling and blasting operation with excavation and removal of the blasted material with small excavators and trucks. Mining will be carried out using one hydraulic excavator and one front-end wheel loader, loading 40 tonne rear dump haulage trucks.

A two year ramp-up period is anticipated before the mine and processing plant reach full production. The life of mine, open pit strip ratio is estimated to be 0.85:1 (waste: ore) with a mine life of 40 years. Total waste rock mined over the life of the mine will be 49.5 million tonnes.

1.14           Capital Costs

A summary of the initial capital costs of $290 Million is shown on Table 21-1. The capital cost includes $66.8 million for contingencies for Mining (10%), Processing (20%) and overall the Norra Kärr project contingency (20%). The total life of mine (LOM) capital requirements for the Norra Kärr project is $507.1 million.  This includes $75 million for the expansion of the tailings facility that will be required midway through the mine’s 40 year LOM with sustaining capital of $142.1 million.

The initial mining capital cost is estimated to be $18.2 million. Total processing and infrastructure capital is $229 million of which $144 million is for processing and $85 million is for the tailings facility and infrastructure capital.

The exchange rate used in this study for USD and CND is $1 CND to $1 USD. Since the exchange rate is at par, no conversion is applied.

1.15           Operating Costs

The cost of power, water and chemical reagents used in this study are believed to reasonably reflect current local costs in Sweden. All processing cost are estimated and reported in 2012 USD$. Total costs for the Norra Kärr project average USD $10.93 per kilogram of TREO concentrate.

Mining operating cost is estimated at $3.80 per tonne mined or $7.04 per tonne processed. Processing cost comprise 81 percent of the total operating costs at $41.5 per tonne TREO processed. General and administrative costs of $2.5 per tonne are 4.8 percent of the total project cost.

Preliminary estimated processing plant operating cost is $41.48 per tonne milled. The annual cost of water and chemical reagents comprise approximately 93 percent of the annual Opex for the processing plant of which the costs for sulfuric acid and sodium carbonate comprise approximately 50 percent of that cost.

1.16	Economic Analysis

1.16.1        Assumptions

PAH prepared the economic assumption for the Norra Kärr project based on a pre-tax financial model and the following assumptions:

•	40 year life of mine.

•	Long-term estimate of the exchange rate between the Canadian and US dollar at a CND$1.00 to USD$1.00 ratio. Constant currency relative to the Canadian dollar, US dollar and Swedish Krona.

•	$290 million in initial capital expenditure.

•	A discounted selling price of 38 percent relative to the pure oxide for selling in a concentrate form.

In the development of the price deck for this PEA, much effort was expended by Tasman and PAH to ensure the price forecast was realistic and conservative. Price forecasts were compiled and studied from industry groups including Roskill and IMCOA, as well as financial analysts including Dundee Securities, Cormark Securities, Euro Pacific Canada, CIBC World Markets, and Global Hunter Securities. Also taken into consideration were previously published PEA and PFS studies from competing REE projects including, Avalon Rare Metals, Quest Rare Mineral, Hudson Resources, Matamec and Frontier Rare Earths. The three year trailing price average for China FOB pricing from Asian Metals was also reviewed.

Price forecasts between the various analysts and competing REE projects differ substantially, with particular divergence in the forecast for cerium and lanthanum. The Norra Kärr deposit provides little exposure to cerium and lanthanum (approximately 3 percent of annual revenue), and this divergence plays only a minor role in the financial modeling within. The majority of industry analysts expect an increase in consumption of rare earth elements, particularly those considered to be in the critical rare earth oxide (CREO) category as defined in the August 2011 report issued by Technology Metals Research. These CREO elements include Tasman’s major revenue drivers of dysprosium, yttrium, terbium, neodymium, and europium.

This PEA is based upon the production of a mixed REE concentrate, as modeling of separation of this concentrate into individual rare earth oxides was considered beyond the scope of the study. For the scope of this report, modeled pricing is at a discount of 38 percent to the final separated oxide selling price given in Table 22-1 to account for the cost of separation by a third party. The undiscounted REE basket price used in the PEA analysis was US$51.00 and, therefore, the corresponding long term discounted basket price was US$31.60.

According to data published by independent consulting firm TZ Minerals International, the zirconium chemicals market is the fastest growing segment of the zirconium market and is estimated to account for 18 percent of the zirconium market in 2012 or approximately 250,000 tonnes. Price forecasts and current spot pricing for zirconium carbonate was not available and as such, the price of zirconia or zirconium oxide has been used as a proxy. As a result, a conservative price forecast of $3.77 per kg was used in the model, in line with competitor PEA pricing.

1.16.2        Economic Results

Total estimated revenue from the Norra Kärr project over the 40 year life of mine is $10.9 billion or $5.3 billion during the first 20 years. This is based on a sale price of $31.60 per kg of TREO produced (FOB mine), which is derived from discounting the REO basket price of $51.00 per kg by 38 percent.

Before-tax NPV's are positive for the 20 and 40 year cash flows demonstrating a robust and favourable discounted value. Based on the before-tax cash flow, the payback period for the initial capital investment of $290 million is 2.6 years. Sensitivity analyses were performed on the economic model to assess the impact for changes in the REE price deck, as well as changes to operational costs. That the economic model is most sensitive to changes in the REO basket prices followed by initial capital expenditures and finally increases or decreases in operational costs.

1.17           Interpretations and Conclusions

The following interpretations and conclusions have been made on the Norra Kärr project from the findings of the Technical Report:

•
Tasman’s 2011 drilling program further confirmed the grade and continuity of the REE-Zr mineralization in the Norra Kärr peralkaline intrusive complex, Sweden. A total of 7,376 m in 49 holes have now been completed and were available to support the new resource estimate of April 2012. The Norra Kärr project is a promising REE project and has resources of sufficient quality and quantity that warrant additional investigation.

•
A new Mineral Resource has been estimated using conceptual economic and technical parameters consistent with development of the property as a surface mine and processing plant which would produce two concentrates: a mixed REO-Y carbonate and a Zr carbonate concentrate. These intermediate products would be sold to third-parties for conversion to REE metals.

•
The new Mineral Resource is spatially constrained to the interpreted mineralized domains within the intrusive complex and to a conceptual pit shell developed in the Whittle® mining software. Pit shells were calculated using conceptual economic and technical parameters for metal recovery, REO prices and operating expenses. The resources reported include mining loss (5%) and dilution (5%) with a cutoff grade of 0.170 percent TREO.

•	The in-pit Mineral Resources at Norra Kärr are summarized below.

o	Indicated Mineral Resource: 41.6 million tonnes, 0.57% TREO, 1.70% ZrO2

o	Inferred Mineral Resource: 16.5 million tonnes, 0.64% TREO, 1.70% ZrO2

•	PAH considers the estimated Mineral Resource to be in accordance with NI 43-101 Guidelines for Resource Estimates. There are no Mining Reserves on the property.

•
Process metallurgists engaged by Tasman have developed a conceptual flowsheet for recovery of rare earth elements, yttrium, and zirconium from the deposit. Based on early test-work, the flow sheet envisions communition of the ore by crushing and grinding, beneficiation of the ground feed to remove acid consuming gangue minerals and hydrometallurgy to separate and extract the values. Test work is underway to improve beneficiation methods that would up-grade the quality of the feed material going into the acid leach, to this end flotation and high gradient magnetic separation techniques are being tested.

•
Tasman's environmental consultants have completed the initial base-line investigations, studies related to the local flora and fauna and archeology. The Environmental Impact Assessment (EIA), tailings and waste rock characterization studies and hydrological studies are advanced and on-going as of April 2012.

•
The financial model of the Norra Kärr project assumes a two year start-up period before full production is reached. The production model used the estimated annual mining rate of approximately 1.5 million tonnes of ore for a total LOM production of 58.1 million tonnes, which is the current “in-pit” Mineral Resource.

•
Total estimated revenue from the Norra Kärr project over the 40 year life of mine is $10.9 billion or $5.3 billion during the first 20 years. This is based on a sale price of $31.60 per kg of TREO produced (FOB mine), which is derived from discounting the REO basket price of $51.00 per kg by 38 percent. A summary of the results of the financial analysis is presented in Table 22 in the Norra Kärr PEA Report.

1.18           Recommendations

The very positive financial analysis presented in this PEA combined with the current strong demand for the heavy rare earth metals and the strategic need to diversify international supply, indicate that the Norra Kärr project should advance to the pre-feasibility stage for which the following recommendations are made.

1.18.1        Geology and Mineral Resources

•
In-fill drilling should continue in the in-pit Mineral Resource Area, as delimited in this PEA. Drilling on a tighter grid is recommended in order to up-grade a proportion of the resource to the measured class, using a 50 m x 40 m, diamond pattern with drill sections on 50m line spacing with drill holes and holes on 40 m centers.

•	As larger metallurgical samples are required in 2012 and beyond, it is recommended that at least 5 met holes be twined with holes that penetrated the principal mineralized domains in the GTC, PGT and GTM rock units.

•	Continue the practice of collecting high quality geotechnical (RQD) data for eventual mine planning and pit slope stability studies.

1.18.2        Mining

•	Continue the process of developing more refined mining and processing cost for opex and capex estimates.

•	Investigate the parameters required to increase the tailings storage facility capacity to 40 years of production based on the 58 Mt in-pit Mineral Resources.

•	Continue the tailings and waste rock characterization study.

1.18.3        Metallurgy

•	Tasman’s metallurgical consultants continue to conduct test work on samples from the Norra Kärr deposit. New test work that is on-going or pending includes the following:

•	Magnetic separation testing to improve rejection of the sodium-rich minerals nepheline and natrolite from the magnetic concentrate;
•	Pilot stage magnetic concentration testing to demonstrate the best beneficiation process and to produce sufficient concentrate for laboratory and pilot testing;

•	Laboratory leaching testing on concentrate to maximize dissolution of REE values; and

•	Laboratory testing to evaluate recovery of REEs, Y and Zr from the leachate.

•	As more mineralized bulk test will be required, proposed new test work will need 100 kg of additional metallurgical samples obtained from representative core samples in the deposit.

1.18.4        Environmental

The environmental studies have advanced quickly with local consultants in Sweden as the various studies are completed over the next 2-3 years, Tasman will be well positioned to apply for their main environmental permit which will grant them the right to mine and process the ores.

1.18.5        Financial

Tasman should continue to monitor and assess the international REE markets to keep abreast of prices and market drivers, Chinese political and economic trends.

Information provided below subsequent to the date of the Norra Kärr PEA Report was prepared by Tasman and reviewed and approved by Mark Saxon as the Qualified Person as defined under NI 43-101.  Mr. Saxon is a director, President and Chief Executive Officer for Tasman, and a Fellow of the Australasian Institute of Mining and Metallurgy.

During July 2012, Tasman submitted an application for a Mining Lease (“ML”) covering Norra Karr.  Given Norra Karr was virtually unknown as an REE project prior to Tasman’s first drilling program in December 2009, management believes the application for a mining lease in such a short timeframe is notable.  The application documents for the ML have been submitted to the Swedish Mining Inspectorate (Bergsstaten).  Tasman anticipates processing of the ML application by the Bergsstaten shall take approximately six months.

The filing of the ML application required that Tasman complete extensive environmental monitoring, flora and fauna surveys, anthropological and social impact studies, ground water testing, leach testing of waste rock, community and stakeholder meetings and basic infrastructure planning for the Norra Karr site.  A ML granted under the Swedish Mining Act is valid for 25 years, when it is available for renewal.

During the Spring and Summer of 2012, a 72 hole drilling program was completed at Norra Karr.  This drilling formed part of an extensive program of geological, geotechnical and environmental work directed at collecting data appropriate for future land use decisions, mine planning and permit applications.  The Company is waiting on the assay results for much of the 2012 drilling program, which will be reported as they become available.  Mineralization is now known to extend at least 100m below the in-pit resource considered for the Norra Karr PEA published in March 2012.

In addition to the drilling program, an extensive campaign of surface environmental sampling was completed by independent consultants IOGlobal Pty Ltd.  This study is an expansion of that submitted by Tasman in the recent ML application, and tested water, soil and plant chemistry from the Norra Karr region to provide additional baseline data and assist with decisions on future land use requirements.

In November 2012, Tasman reported on recent process optimization results from expanded metallurgical testing at Norra Karr. Heavy test work was completed in Germany by ANZAPLAN (DORFNER Analysenzentrum und Anlagenplanungsgesellschaft mbH) a member of the DORFNER group of companies, Germany’s leading supplier of industrial minerals.  This work demonstrated a high recovery of REE in a low mass during combined flotation – magnetic separation tests, including 82.5% yttrium oxide (Y2O3) and 76.9% TREO recovered in only 25.2% of the original mass.  Furthermore, eudialyte confirmed as the only REE-bearing mineral present in more than trace abundance in all mineralization types, and all major mineralization types were shown to be mineralogically indistinguishable when ground to 500 micron, suggesting geological variation across the mineralization body is unlikely to affect processing behavior.

Risk Factors

The exploration, development and mining of natural resources are highly speculative in nature and are subject to significant risks.  The risk factors noted below do not necessarily comprise all those faced by the Company.  Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations and future prospects of the Company.  If any of the following risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.

Risks Related to the Business of the Company

Exploration Hazards and Risks

Natural resource exploration generally involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  These risks include, but are not limited to, the following; environmental hazards, industrial accidents, third party accidents, unusual or unexpected geological structures or formations, fires, power outages, labour disruptions, floods, explosions, cave-ins, land-slides, acts of God, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, delays in transportation, inaccessibility to property, restrictions of courts and/or government authorities, other restrictive matters beyond the reasonable control of the Company, and the inability to obtain suitable or adequate machinery, equipment or labour.  Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration of precious and base metals, any of which could result in work stoppages, asset write downs, damage to or destruction of equipment and other facilities, damage to life and property, environmental damage and possible legal liability for any or all damages.  The Company may become subject to liability for pollution, or hazards against which it cannot insure or against which it may elect not to insure.  Any compensation for such liabilities may have a material, adverse effect on the Company’s financial position.

The Company’s property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards.  Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to the Company or to other companies within the industry at reasonable terms or at all.  In addition, the Company’s insurance coverage may not continue to be available at economically feasible premiums, or at all.  Any such event could have a material adverse affect on the Company’s business.

Exploration and Development of Natural Resource Properties

There is no known body of commercial ore on Tasman’s mineral properties.  Development of Tasman’s properties will only follow upon obtaining satisfactory exploration results.  Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines.  There is no assurance that Tasman’s mineral exploration and development activities will result in any discoveries of bodies of commercial ore.  The long-term profitability of Tasman’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish reserves through drilling and to develop the mining and processing facilities and infrastructure at any site chosen for mining.  Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond Tasman’s control and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection.

Uncertainty of Funding

The Company has limited financial resources, and the mineral properties in which the Company has an interest require financial expenditures to be made by the Company.

There can be no assurance that adequate funding will be available to the Company so as to maintain its interests, conduct exploration activities and, if warranted, commence development of a mineral property.  Further exploration work and development of the properties in which the Company has an interest depend upon the Company’s ability to obtain financing through joint venturing of projects, debt financing, equity financing or other means.  Failure to obtain financing on a timely basis could cause the Company to forfeit all or parts of its interests in mineral properties or reduce or terminate its operations.

Recent Market Events and Conditions

The unprecedented events in global financial markets since mid 2008 have had a profound effect on the global economy.  Many industries, including the mining industry, have been affected by these market conditions.  Some of the key effects of the financial market turmoil have included contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity.  A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s activities.  Specifically the global credit/liquidity crisis has affected the volatility of precious and base metal prices, energy prices, commodity and consumables prices and currency exchange rates.  These factors affect the valuation of the Company’s equity securities and the cost and availability of financing.  As a result, these factors could have a material adverse effect on the Company’s financial condition.

Calculation of Reserves and Resources

There is a degree of uncertainty attributable to the calculation and estimates of mineral reserves and mineral resources and the corresponding grades to be mined and recovered.  Until mineral reserves or mineral resources are actually mined and processed, the quantities of mineralization and metal grades must be considered as estimates only.  Any material change in the quantity of mineral reserves, mineral resources, grades and recoveries may affect the economic viability of the Company’s properties.  To date, the Company has not established reserves on any of its mineral properties.  In addition, there can be no assurance that precious or other metal recoveries in small scale laboratory testing will be duplicated in larger scale tests under on-site conditions or during production.

Government Regulation

The Company’s exploration operations are, and any development activities which it conducts in the future will be, subject to extensive federal, territorial and local laws and regulations governing such matters as environmental protection, management and use of toxic substances and explosives, management of natural resources, health, exploration and development of mines, production and post-closure reclamation, safety and labour, mining law reform, price controls, import and export laws, taxation, maintenance of claims, tenure, government royalties and expropriation of property.  There is no assurance that future changes in such laws and regulations, if any, will not adversely affect the Company’s operations.  The activities of the Company require licenses and permits from various governmental authorities.  The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, changes to existing laws and regulations and more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expenses, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of its properties.  Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety practices of the Company’s past and current operations, or possibly even those actions of parties from whom the Company acquired its mines or properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions.  The Company retains competent and well trained individuals and consultants in jurisdictions in which it does business.  However, even with the application of considerable skill the Company may fail to comply with certain laws.  Such events can lead to financial restatements, fines, penalties, and other material negative impacts on the Company.

Obtaining and Renewing of Government Permits

In the ordinary course of business, the Company is required to obtain and renew government permits for its exploration activities and will require permits for the development, construction and commencement of any mining operations.  Obtaining or renewing the necessary governmental permits is a time-consuming process involving numerous regulatory agencies and involving public hearings and costly undertakings on the Company’s part.  The duration and success of the Company’s efforts to obtain and renew permits are contingent upon many variables not within its control including the interpretation of applicable requirements implemented by the permitting authority.  The Company may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed what the Company believes it can ultimately recover from a given property once in production.  Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine.

Environmental Factors

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates.  Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  There is no assurance that any future changes in environmental regulation, will not adversely affect the Company’s operations.  The costs of compliance with changes in government regulations have the potential to reduce the profitability of future operations.  Environmental hazards that may have been caused by previous or existing owners or operators may exist on the Company’s mineral properties, but are unknown to the Company.

Title to Assets

The Company’s claims may be subject to prior unregistered agreements or transfers and title may be affected by unidentified or unknown defects.  The Company has conducted as thorough an investigation as possible on the title of properties that it has acquired to confirm that there are no other claims or agreements that could affect its title to the concessions or claims.  If title to the Company’s properties is disputed it may result in the Company paying substantial costs to settle the dispute or clear title and could result in the loss of the property, which events may affect the economic viability of the Company.

Competitive Conditions

Significant competition exists for natural resource acquisition opportunities.  As a result of this competition, some of which is with large, well-established mining companies with substantial capabilities and significant financial and technical resources, the Company may be unable to either compete for or acquire rights to exploit additional attractive mining properties on terms it considers acceptable.  There can be no assurance that the Company will be able to acquire any interest in additional projects that would yield resources or reserves or result in commercial mining operations.

Employee Recruitment and Retention

Recruiting and retaining qualified personnel is critical to the Company’s success.  The Company is dependent on the services of key executives including the Company’s President and Chief Executive Officer and other experienced executives and personnel focused on managing the Company’s interests.  The number of persons skilled in acquisition, exploration and development of mining properties is limited and competition for such persons is intense.  As the Company’s business activity grows, the Company will require additional key financial, administrative and mining personnel as well as additional operations staff.  If the Company is not able to attract, hire and retain qualified personnel, its operations could be impaired.

Potential Conflicts of Interest

There is no assurance that the needs of the Company will receive priority in all cases.  From time to time, several companies may participate together in the acquisition and exploration of natural resource properties, thereby allowing these companies to: (i) participate in larger properties and programs; (ii) acquire an interest in a greater number of properties and programs; and (iii) reduce their financial exposure to any one property or program.  In determining whether or not the Company will participate in a particular program and the interest therein to be acquired, it is expected that the directors and officers of the Company will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

See “Directors and Executive Officers – Conflicts of Interest” for information concerning potential conflicts of interest of the Company’s directors and officers.

Risks Related to the Common Shares

Reliability of Financial Statements

The Company prepares its financial reports in accordance with accounting policies and methods prescribed by international financial reporting standards.  In the preparation of financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company.  Significant accounting details are described in more detail in the notes to the Company’s annual consolidated financial statements for the year ended August 31, 2012.  In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported, the Company has implemented and continues to analyze its internal control systems for financial reporting.  Although the Company believes its financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, it cannot provide absolute assurance in that regard.

Substantial Volatility of Share Price

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  The price of the common shares is also significantly affected by short-term changes in mineral prices or in the Company’s financial condition or results of operations as reflected in its quarterly financial reports.  Other factors unrelated to the Company’s performance that may have an effect on the price of its common shares include the following: the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of the common shares; and the market price of the common shares and size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities.

Potential Dilution of Present and Prospective Shareholdings

In order to finance future operations and development efforts, the Company may raise funds through the issue of common shares or the issue of securities convertible into or exercisable for common shares.  The Company cannot predict the size of future issues of common shares or the issue of securities convertible into or exercisable for common shares or the effect, if any, that future issues and sales of the common shares will have on the market price of the common shares.  Any transaction involving the issue of previously unissued shares, or securities convertible into or exercisable for shares, would result in dilution, which may be substantial, to existing holders of shares.

Lack of Dividends

No dividends on the common shares have been paid to date.  The Company currently plans to retain all future earnings and other cash resources, if any, for the future operation and development of its business.  Payment of any future dividends, if any, will be at the discretion of the Board of Directors after taking into account many factors, including the Company’s operating results, financial condition, and current and anticipated cash needs.

Future Sales of Common Shares by Existing Shareholders

Sales of a large number of common shares in the public markets, or the potential for such sales, could decrease the trading price of the common shares and could impair the Company’s ability to raise capital through future sales of common shares.

DIVIDENDS

No dividends on the common shares have been declared during the past three fiscal years ended August 31, 2012.  The Company has no present intention of paying dividends on its common shares as it anticipates that all available funds will be invested to finance further acquisition, exploration and development of its mineral properties.

DESCRIPTION OF CAPITAL STRUCTURE

The Company’s authorized share capital consists of an unlimited number of common shares without par value.  As at August 31, 2012, 59,570,982 common shares were issued and outstanding.  As of the date of this AIF, there were 60,745,982 common shares issued and outstanding.

Registered shareholders are entitled to one vote for each common share held on all matters to be voted on by the shareholders.  Each common share is equal to every other common share, is entitled to receive pro rata such dividends as may be declared by the board of directors out of funds legally available therefore and to participate equally on liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of the Company’s assets among the shareholders for the purpose of winding up its affairs after it has paid out its liabilities.  Common shares are not subject to call or assessment.  There are no pre-emptive or conversion rights, and no provisions for redemption, purchase or cancellation, surrender, sinking fund or purchase fund.

Options to Purchase Common Shares

The Company’s 10% rolling incentive stock option plan (the “Stock Option Plan”) permits the Company to grant to directors, officers, employees and consultants of the Company and its subsidiary companies, incentive stock options to purchase from the Company a designated number of authorized but unissued common shares up to but not exceeding 10% of the issued and outstanding common shares at the time of grant.  A total of 3,881,500 stock options, each option to purchase one common share, granted by the Company to its directors, officers, employees and consultants are outstanding as of the date of this AIF.

Expiry Date	Exercise Price	Number of Options Outstanding
January 25, 2013	$0.10	75,000
March 5, 2013	$0.60	50,000
December 24, 2013	$1.40	96,500
January 6, 2014	$1.40	665,000
January 6, 2014	$3.45	250,000
January 17, 2014	$3.84	100,000
July 15, 2014	$1.40	100,000
July 15, 2014	$4.22	100,000
August 9, 2014	$1.40	200,000
August 9, 2014	$3.20	50,000

Expiry Date	Exercise Price	Number of Options Outstanding
August 22, 2014	$1.40	60,000
September 13, 2014	$3.37	100,000
December 6, 2014	$1.40	285,000
January 9, 2015	$2.70	700,000
January 9, 2015	$2.13	485,000
January 9, 2015	$1.40	250,000
February 27, 2015	$1.40	50,000
May 3, 2015	$1.87	200,000
September 13, 2015	$1.40	50,000
October 31, 2015	$1.44	25,000
		3,881,500

In September 2012, the Company re-priced stock options previously granted to non-insiders of the Company (excluding stock options granted to investor relations consultants) to purchase up to an aggregate of 1,710,000 common shares of the Company, from original exercise prices ranging from $2.13 to $4.22 per common share, to $1.40 per common share.

Share Purchase Warrants

As at the date of this AIF, the Company has share purchase warrants outstanding entitling the holders to purchase an aggregate of 2,090,667 shares as follows:

Expiry Date	Exercise Price	Number of Warrants
November 17, 2013	$1.85	1,257,334
November 26, 2013	$1.85	833,333

The warrants are not listed on the TSXV or the NYSE MKT.

Other Securities

No other securities have been issued by the Company.

MARKET FOR SECURITIES

Trading Price and Volume

The common shares of Tasman are listed for trading on the TSXV under the symbol “TSM” and are also listed for trading on the NYSE MKT under the symbol “TAS”.  The following table sets forth the price range and volume of Tasman shares traded on the TSXV for the periods indicated.

Month	High Cdn$	Low Cdn$	Volume

2011
September	3.99	1.96	163900
October	3.47	1.52	179500
November	3.38	1.86	137400
December	2.75	1.38	120700

Month	High Cdn$	Low Cdn$	Volume
2012
January	2.5	1.55	221600
February	2.66	2.1	111400
March	2.75	1.85	174200
April	2.55	1.7	85800
May	1.98	1.26	88300
June	1.74	1.39	57500
July	1.61	1.36	36700
August	1.58	1.26	36600
September	1.97	1.4	76000
October	1.63	1.4	46700

The following table sets forth the price range and volume of Tasman shares traded on the NYSE MKT for the period indicated.

Month	High US$	Low US$	Volume

2011
December 2011	2.79	0.23	133900
2012
January 2012	2.47	1.55	168500
February 2012	2.67	2.1	113900
March 2012	2.77	1.86	152500
April 2012	2.57	1.7	92900
May 2012	2.02	1.24	99100
June 2012	1.71	1.35	68900
July 2012	1.6	1.33	47300
August 2012	1.59	1.29	53100
September 2012	2.04	1.43	101700
October 2012	1.66	1.42	37900

Prior Sales

Other than as set forth herein as of August 31, 2012, the Company did not issue any securities that were not listed on the TSXV and the NYSE MKT.

See “Description of Share Capital”.

ESCROWED SECURITIES

There are no securities of the Company held in escrow or subject to a contractual restriction on transfer.

DIRECTORS AND EXECUTIVE OFFICERS

Name, Occupation, Residence and Security Holdings

The following table sets forth the name, municipality, province or state of residence, position held with the Company, the date of appointment, and principal occupation within the immediately preceding five years.  The statement as to securities beneficially owned, or controlled or directed, directly or indirectly, by the directors and executive officers named below is in each instance based upon information furnished by the person concerned and is as at the date of this AIF.  Directors of the Company hold office until the next annual general meeting of the shareholders or until their successors are duly elected or appointed.

Name, Position and Municipality of Residence(1)	Principal Occupation or Employment during the Past 5 years(1)	Director/Officer Since(2)
MARK SAXON President, Chief Executive Officer & Director Victoria, Australia	Professional Geologist, President and CEO of the Company	Since October 22, 2009
NICK DEMARE Chief Financial Officer & Director British Columbia, Canada	Chartered Accountant, President of Chase Management Ltd. since 1991	Since October 22, 2009
DAVID HENSTRIDGE(3)(4)(5)(6) Non-Executive Chairman & Director Victoria, Australia	Professional Geologist, President and CEO of Tumi Resources Limited	Since October 22, 2009
MICHAEL HUDSON Director Victoria, Australia	Professional Geologist, President and CEO of Mawson Resources Limited	Since October 22, 2009
ROBERT G. ATKINSON(3)(4)(5)(6) Director British Columbia, Canada	Self-employed businessman, Vice Chairman of Spur Ventures, Director of Sprott Resource Lending Corp.	Since October 22, 2009
GILLYEARD (GIL) LEATHLEY(3)(4)(5)(6) Director British Columbia, Canada	Qualified Mine Surveyor and Industrial Engineer, Consultant	Since September 13, 2011
JAMES POWELL Vice President - Corporate Development Ontario, Canada
President of Albis Capital Corp. since February 2012. Partner of Terre Partners from July 2011 to January 2012. Equity Research Analyst for Laurentian Bank Securities from April 2010 to July 2011; Northern Securities from November 2007 to March 2010; and GMP Securities from June 2004 to November 2007.
Since July 15, 2011
MARIANA BERMUDEZ Corporate Secretary British Columbia, Canada
Administrator of Tumi Resources Limited; Corporate Secretary of Tumi Resources Limited, Tinka Resources Limited, Mawson Resources Limited, Tasman Metals Ltd., Flinders Resources Limited and Darwin Resources Corp.
Since October 22, 2009

(1)	The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective director or officer individually.
(2)	The Company was formed on October 22, 2009 through the Amalgamation.
(3)	Denotes member of the Audit Committee.
(4)	Denotes member of the Compensation Committee.
(5)	Denotes member of the Nominating Committee.
(6)	Denotes member of the Corporate Governance Committee

On September 23, 2011, the Company adopted a Code of Business Conduct and Ethics and Compensation Committee, Corporate Governance Committee and Nominating Committee Charters.  The Charters were last reviewed and updated by the Company in September 2012.

The term of office of the directors expires at the beginning of the next annual general meeting or when their successors are elected or appointed.

The directors and officers of the Company beneficially own, directly or indirectly, or have control of or direction over an aggregate of 11,461,203 shares of the Company, representing approximately 18.87% of the issued and outstanding common shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed below, none of the directors or executive officers of the Company (or any of their personal holding companies) is, or during the ten years preceding the date of this AIF has been, a director, chief executive officer or chief financial officer of any company, including the Company, that:

(a)
was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)
was subject to a cease trade order or similar order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer of the relevant company and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

Except as disclosed below, no director or executive officer (or any of their personal holding companies) or, to the best of the Company’s knowledge, shareholder holding a sufficient number of securities to materially affect the control of the Company:

(a)
is, or during the ten years preceding the date of this AIF has been, a director or executive officer, of any company, including the Company, that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets; or

(b)
has, within the ten years preceding the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Except as disclosed below, no director or executive officer (or any of their personal holding companies) or to the best of the Company’s knowledge, shareholder holding a sufficient number of securities to materially affect the control of the Company, has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body which would likely be considered important to a reasonable investor in making an investment decision.

Nick DeMare is a former independent director of Andean American Mining Corp. (“Andean American”).  On August 2, 2007, the British Columbia Securities Commission (“BCSC”) issued Andean American a cease trade order for deficiencies in Andean American’s continuous disclosure material related to its resource properties and for deficiencies in a previously filed technical report.  On October 22, 2007, Andean American filed an amended NI 43-101 and issued a clarifying news release.  The BCSC revoked the cease trade order and the shares resumed trading on October 24, 2007.

Nick DeMare is director and officer of Salazar Resources Limited (“Salazar”).  On September 10, 2010, the BCSC issued Salazar a cease trade order for deficiencies in a previously filed technical report.  On October 12, 2010, Salazar filed a new NI 43-101 report.  The BCSC revoked the cease trade order and the shares resumed trading on October 18, 2010.

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises, a director who has such a conflict will be required to disclose the conflict in accordance with applicable corporate law and to abstain from voting for or against the approval of such participation or such terms.  From time to time several companies may participate in the acquisition, exploration and development of natural resource properties, thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.  In accordance with applicable corporate law, the directors of the Company are required to act honestly and in good faith with a view to the best interests of the Company.

AUDIT COMMITTEE

The Audit Committee’s Charter

The Company’s Audit Committee Charter is attached to this AIF as Schedule ”A”.

Composition of the Audit Committee

As of the date hereof, the members of the Audit Committee are David Henstridge, Gillyeard Leathley and Robert G. Atkinson. Messrs. Atkinson and Leathley are independent within the meaning set out in National Instrument 52-110 – Audit Committees (“NI 52-110”).  Mr. Henstridge is not independent within the meaning set out in NI 52-110.  All of the members of the Audit Committee are financially literate within the meaning set out in NI 52-110.

Relevant Education and Experience

David Henstridge – Mr. Henstridge has been President, Chief Executive Officer and a director of Tumi Resources Limited (“Tumi”) since 2000 and was President and Chief Executive Officer of Peruvian Gold Limited from 1993 to 2001.  In addition to Tasman and Tumi, he is also a director of two other listed public companies.  Mr. Henstridge holds a Bachelor of Science (Honours) degree from the University of Adelaide in Australia and professional designations from each of the Australasian Institute of Mining and Metallurgy, the Australian Institute of Geoscientists and the Geological Society of Australia.

Gillyeard Leathley – Mr. Leathley is a Professional Engineer, with extensive experience in the mining industry and in addition to being a director of Tasman, he is also a director of other resource public companies.

Robert G. Atkinson – Mr. Atkinson is an officer or director (or both) of several public companies listed on the TSXV or the Toronto Stock Exchange (including Spur Ventures Inc. since May, 1996, Quest Capital Corp. since July, 2002 and Hansa Resources Limited since December, 1999).  Mr. Atkinson holds a Bachelor of Commerce degree from the University of British Columbia.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year, has a recommendation of the Committee to nominate or compensate an external auditor not been adopted by the Board or Directors.

Reliance on the exemption in section 3.6 of NI 52-110

NI 52-110 requires all members of an audit committee to be independent, subject to certain exceptions including if the issuer is a “venture issuer” as that term is defined in NI 52-110.  On September 1, 2012, the Company ceased to be a “venture issuer” due to the listing of its common shares on NYSE MKT during the fiscal year ended August 31, 2012.  The Company is now relying on the exemption in section 3.6 of NI 52-110 with respect to David Henstridge, who is not independent. Provided that the majority of an audit committee’s members are independent, section 3.6 of NI 52-110 exempts an audit committee member from the requirement to be independent provided that: (a) the member is not individual who: (i) accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the issuer or any subsidiary entity of the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or (ii) is an affiliated entity of the issuer or any of its subsidiary entities; (b) the member is not an employee or officer of the issuer, or an immediate family member of an employee or officer of the issuer; (c) the board, under exceptional and limited circumstances, determines in its reasonable judgement that: (i) the member is able to exercise the impartial judgement necessary for the member to fulfill his or her responsibilities as an audit committee member; and (ii) the appointment of the member is required by the best interests of the issuer and its shareholders; (d) the member does not act as chair of the audit committee; and (e) the member does not rely upon this exemption for a period of more than two years.

Pre-Approval Policies and Procedures

The audit committee is responsible for reviewing and pre-approving all audit and audit-related services and the fees and other compensation related thereto, and any permitted non-audit services and the fees and other compensation related thereto, provided by the Company’s external auditors.

External Auditor Service Fees (By Category)

Set forth below are details of certain services billed to the Company by its external auditor in each of the last two fiscal years for audit services:

	Year ended August 31, 2012	Year Ended August 31, 2011
Audit Fees	$40,953	$54,203
Audit-Related Fees	---	$5,667
Tax Fees	---	-
All Other Fees	$6,347	-
Total	$47,300	$59,870

The aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

There are no legal proceedings to which the Company is a party or to which any of its property is the subject, and, to the best of the Company’s knowledge, no such proceedings are contemplated.

Regulatory Actions

Within the last three years, Tasman has not been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as set forth herein, no director, executive officer or principal shareholder of the Company has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this AIF that has materially affected or will materially affect the Company.

TRANSFER AGENT AND REGISTRAR

The Company’s registrar and transfer agent for its common shares is Computershare Investor Services Inc. ("Computershare") of 3rd Floor, 510 Burrard Street, Vancouver, B.C. V6C 3B9, and for the purposes of the Company's listing on the NYSE MKT, Computershare's office at 350 Indiana Street, Suite 750, Golden, CO 80401, was appointed as co-agent.

MATERIAL CONTRACTS

There are no contracts of the Company other than contracts entered into in the ordinary course of business of the Company, that are material to the Company and that were entered into within the most recently completed financial year of the Company or before the most recently completed financial year of the Company and which are still in effect.

INTERESTS OF EXPERTS

Names of Experts

The following persons, firms and companies are named as having prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51-102 Continuous Disclosure Obligations by the Company during, or relating to, the Company’s most recently completed financial year and whose profession or business gives authority to the report, valuation, statement or opinion made by the person, firm or company.

Name	Description
D+H Group LLP
The independent auditor of the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia provided an auditor’s report in respect of the Company’s consolidated financial statements for the years ended August 31, 2012 and 2011.

Geoffrey Charles Reed, B App Sc, MAusIMM of Reed
An independent Qualified Person (as defined under NI 43-101) to the Company who prepared or supervised the Norra Kärr PEA Report, 2011 Norra Kärr Report, the technical report titled “Technical Report for Seven Mineral Exploration Claims in Northern Sweden including Calculation of Current Mineral Resource Estimates for the Sautusvaara and Vieto Iron Properties” dated May 1, 2009 and who prepared or verified technical information in the press release of the Company dated March 21, 2012, the material change report of the Company dated March 30, 2012 and the management’s discussion and analysis for the three months ended November 30, 2011, six months ended February 29, 2012, nine months ended May 31, 2012 and the years ended August 31, 2011 and August 31, 2012.

Paul A. Gates
An independent Qualified Person (as defined under NI 43-101) to the Company who prepared or supervised the Norra Kärr PEA Report and who prepared technical information in the press release of the Company dated March 21, 2012, the material change report of the Company dated March 30, 2012 and the management’s discussion and analysis for the six months ended February 29, 2012, nine months ended May 31, 2012 and the year ended August 31, 2012.

Name	Description
Craig F. Horlacher
An independent Qualified Person (as defined under NI 43-101) to the Company who prepared or supervised the Norra Kärr PEA Report and who prepared technical information in the press release of the Company dated March 21, 2012, the material change report of the Company dated March 30, 2012 and the management’s discussion and analysis for the six months ended February 29, 2012, nine months ended May 31, 2012 and the year ended August 31, 2012.

John Litz
An independent Qualified Person (as defined under NI 43-101) to the Company who prepared technical information in the press release of the Company dated March 21, 2012, the material change report of the Company dated March 30, 2012 and the management’s discussion and analysis for the six months ended February 29, 2012, nine months ended May 31, 2012 and the year ended August 31, 2012.

Pinock Allen & Holt/Minarco-Mineconsult (subsidiaries of Runge Ltd.)	Prepared or supervised the Norra Kärr PEA Report.

Mark Saxon, President, Chief Executive Officer and a director of the Company and a Fellow of the Australasian Institute of Mining and Metallurgy
A non-independent Qualified Person (as defined under NI 43-101) who prepared or supervised the technical information in this AIF not derived from the Norra Kärr PEA Report, in the press releases of the Company dated October 13, 2011, December 8, 2011, December 15, 2011, January 13, 2012, February 9, 2012, March 21, 2012, June 11, 2012 and July 11, 2012, as well as in the management's discussion and analysis for the three months ended November 30, 2011, six months ended February 29, 2012, nine months ended May 31, 2012 and the years ended August 31, 2011 and August 31, 2012.

Interests of Experts

The Company’s auditors, D+H Group Chartered Accountants, have prepared the audit report attached to the Company’s audited consolidated financial statements for the most recent year end.  The Company’s auditors have reported that they are independent of the Company in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia which require they comply with the Auditing Practises Board’s Ethical Standards for Auditors.

To the knowledge of the Company, neither of Geoffrey Charles Reed, Paul A. Gates, Craig F. Horlacher nor John Litz have any registered or beneficial interest, direct or indirect, in any securities or other property of the Company (or any of its associates or affiliates).

As at the date of this AIF, to the knowledge of the Company, Mr. Mark Saxon, the Company's President and Chief Executive Officer and a director of the Company, owns 2,711,632 common shares of the Company and has stock options to purchase up to 300,000 common shares of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found under the Company's profile on SEDAR at www.sedar.com or on the Company's website at www.tasmanmetals.com.  Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s Information Circular pertaining to its most recent annual general meeting of security holders that involves the election of directors.  Additional financial information is provided in the Company’s financial statements and management discussion and analysis for the financial year ended August 31, 2012.

SCHEDULE “A”

CHARTER OF AUDIT COMMITTEE

Mandate

The primary function of the audit committee (the “Committee”) is to assist the board of directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes. The Committee’s primary duties and responsibilities are to:

1.	Serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements.

2.	Review and appraise the performance of the Company’s external auditors.

3.	Provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board of Directors.

4.	Be directly responsible for:

(a)	the selection of a firm of external auditors, including the decision to retain any existing external auditors, to be proposed for election as the external auditors of the Company;
(b)	the oversight of the work of the Company’s external auditors (including the resolution of disagreements between management of the Company and the external auditor regarding financial reporting);
(c)	subject to grant by the shareholders of authority to do so, if required, fixing the compensation of the external auditors of the Company.

5.	Oversee the accounting and financial reporting processes of the Company and the audits of the Company’s financial statements.

Composition

The Committee shall be comprised of at least three directors as determined by the Board of Directors, all of whom will be “independent” as determined in accordance with all applicable laws and regulations, including the applicable securities laws of Canada and the United States and the regulations and policies of any stock exchange or quotation system on which the Company’s securities are listed or quoted (except in the circumstances, and only to the extent, permitted by all applicable legal and regulatory requirements). Additionally, all of the members of the audit committee shall (i) be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his independent judgment as a member of the Committee and (ii) be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement and cash flow statement. No director shall serve on the Committee if such director has participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the three years preceding any election to the Committee.

At least one member of the Committee shall have accounting or related financial management expertise and at least one member of the Committee will be an “Audit Committee Financial Expert” within the meaning of the rules and forms adopted by the United States Securities and Exchange Commission (except in the circumstances, and only to the extent, permitted by all applicable legal and regulatory requirements).  All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices.  For the purposes of the Audit Committee Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders’ meeting.  Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least once every quarter, or more frequently as circumstances dictate.  As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a)	Review and update the Charter annually.

(b)
Review the Company’s financial statements, MD&A and any annual and interim earnings, and press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

(c)	Review and discuss the audited financial statements with management.

(d)
Recommend to the Board of Directors that the annual audited financial statements be included in the Company’s regulatory filings based upon the Committee’s review and discussion of the financial statements with management and the external auditor, its discussions with the external auditor regarding the matters required to be discussed by auditing standards, and its discussions regarding the external auditors’ independence.

External Auditors

(a)	Review annually, the performance of the external auditors.

(b)	Be directly responsible for:

(a)	the selection of a firm of external auditors, including the decision to retain any existing external auditors, to be proposed for election as the external auditors of the Company;
(b)	the oversight of the work of the Company’s external auditors (including the resolution of disagreements between management of the Company and the external auditor regarding financial reporting);
(c)	subject to grant by the shareholders of authority to do so, if required, fixing the compensation of the external auditors of the Company.

(c)	Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(d)
Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any permitted non-audit services and the fees and other compensation related thereto, provided by the Company’s external auditors.

Provided the pre-approval of the permitted non-audit services is presented to the Committee’s first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

(e)
Ensure the receipt from the external auditors of a formal written statement delineating all relationships between the external auditor and the Company, consistent with applicable accounting and auditing standards, including Independence Board Standard No. 1, and engage in discussions with the external auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the external auditor.  If applicable, discuss with the external auditors the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board.

(f)	Take, or recommending that the full Board of Directors take, appropriate action to oversee the independence of the external auditor.

(g)	Obtain confirmation from the external auditor that they will report directly to the Committee.

Financial Reporting Processes

(a)	In consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external.

(b)	Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

(c)	Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.

(d)
Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(e)	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(f)	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(g)	Establish a procedures for:

(i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and
(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

(h)	Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i)	Review certification process.

Other

Review any related-party transactions.

Funding and Advisors

The Company shall provide appropriate funding for the Committee, as determined by the Committee in its sole discretion, for the payment of:

(i)	Compensation to the Company’s external auditors; and
(ii)	Ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties hereunder.

In addition, the Committee may, in its sole discretion, retain, at the expense of the Company, such legal, financial or other advisors or consultants as it may deem necessary or advisable in order to properly and fully perform its duties and responsibilities hereunder.